SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Braskem S.A.

Condensed Quarterly Information (ITR)
at June 30, 2020
and Independent Auditors' Review Report

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

(Free translation from the original in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail)

Report on the review of the individual and consolidated interim financial information

Grant Thornton Auditores Independentes

Av. Eng. Luís Carlos Berrini, 105 - 12º andar Itaim Bibi, São Paulo (SP) Brasil

T +55 11 3886-5100

To the Board of directors and shareholders of
Braskem S.A.
Camaçari – Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. ("the Company"), comprised in the Quarterly Information Form for the quarter ended June 30, 2020, comprising the balance sheets as of June 30, 2020 and the respective statements of income and of comprehensive income for the three and six-month periods then ended, and of changes in shareholders' equity and cash flows for the period of six months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of six months ended June 30, 2020, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Audit and review of the corresponding amounts of the fiscal year and comparative periods

The audit of the individual and consolidated financial statements as of December 31, 2019 was conducted under the responsibility of another independent auditor, which issued an audit report without qualifications on April 03, 2020. The review of the individual and consolidated interim financial information for the three and six-month periods ended June 30, 2019, originally prepared before the reclassifications mentioned in Note 2.3, was conducted under the responsibility of another independent auditor, which issued a review report on that quarterly information, without qualifications, on October 22, 2019. As part of our review of the individual and consolidated interim financial information for the period of six months ended June 30, 2020, we reviewed the reclassifications of the amounts corresponding to the individual and consolidated interim financial information for the three and six-month periods ended June 30, 2019 and, in our conclusion, those are appropriate and have been correctly registered in all relevant aspects. We were not contracted to audit, review or apply any other procedures on the individual and consolidated interim financial information as of June 30, 2019 and, therefore, we do not express an opinion or any form of assurance on them taken as a whole.

São Paulo, August 05, 2020

Daniel Gomes Maranhão Junior
Assurance Partner

Grant Thornton Auditores Independentes

Braskem S.A.

Balance sheet
Base date: 06/30/2020
All amounts in thousands of reais

Continued

Assets	Note	Consolidated Jun/2020	Consolidated Dec/2019	Parent company Jun/2020	Parent company Dec/2019
Current assets					
Cash and cash equivalents	3	14,985,087	6,803,880	3,878,288	2,389,438
Financial investments	4	2,752,729	1,687,504	2,676,479	1,628,275
Trade accounts receivable	5	2,980,748	2,285,750	2,469,048	1,864,142
Inventories	6	7,369,445	7,625,084	4,758,058	5,499,907
Taxes recoverable	8	1,355,658	1,238,011	1,182,712	1,010,833
Income tax and social contribution		636,495	439,933	394,137	352,789
Dividends and interest on capital	7	165	3,074	165	7,683
Prepaid expenses		401,052	115,096	274,802	86,964
Related parties	7(b)			16,511	43,157
Derivatives	18.2.1	2,629	4,712	2,505	4,712
Judicial deposits	24		2,571,683		2,571,683
Other receivables		900,529	614,827	306,295	259,997
		31,384,537	**23,389,554**	**15,959,000**	**15,719,580**
Non-current assets					
Financial investments	4	283,203	9,708	267,681	
Trade accounts receivable	5	19,284	20,901	14,702	20,901
Inventories	6	8,790	16,325	8,790	16,325
Taxes recoverable	8	1,694,818	2,257,718	1,547,655	2,257,483
Income tax and social contribution		242,588	239,847	242,588	239,847
Deferred income tax and social contribution	20(b)	9,540,388	2,662,596	7,002,474	1,607,417
Judicial deposits	24	226,644	1,508,880	215,871	1,498,056
Related parties	7(b)			1,458	1,073
Derivatives	18.2.1	2,277	17,877	2,277	17,877
Other receivables		340,194	258,865	242,763	191,500
Investments	9	43,214	63,843	15,207,900	11,763,622
Property, plant and equipment	10	35,398,207	32,315,181	15,127,432	15,342,157
Intangible assets	11	2,782,549	2,762,088	2,509,316	2,521,180
Right of use of assets	12	2,588,952	2,605,654	1,387,954	1,561,877
		53,171,108	**44,739,483**	**43,778,861**	**37,039,315**
Total assets		**84,555,645**	**68,129,037**	**59,737,861**	**52,758,895**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Balance sheet
Base date: 06/30/2020
All amounts in thousands of reais

Continued

Liabilities and shareholders' equity	Note	Consolidated Jun/2020	Consolidated Dec/2019	Parent company Jun/2020	Parent company Dec/2019
Current liabilities					
Trade payables	13	8,566,916	9,116,989	8,327,812	9,207,870
Borrowings	14	3,648,557	774,924	2,409,430	146,395
Braskem Idesa borrowings	15	1,106,715	744,408		
Debenture	16	52,892	46,666		
Derivatives	18.2.1	936,078	49,251	877,500	43,187
Payroll and related charges		629,661	623,723	468,377	475,768
Taxes payable	19	729,858	322,886	510,527	294,572
Income tax and social contribution		148,901	34,856	16,397	33,111
Dividends		4,127	6,502	3,752	3,804
Advances from customers		774,098	355,764	143,307	288,585
Leniency agreement	23	392,251	362,719	392,251	362,719
Sundry provisions	21	165,233	203,134	110,934	141,319
Accounts payable to related parties	7(b)			1,068,591	748,378
Other payables		707,769	930,638	266,977	335,449
Provision - geological event in Alagoas	24	2,615,939	1,450,476	2,615,939	1,450,476
Other financial liabilities		262,590	516,933	262,590	516,933
Lease	12(b)	771,552	676,291	474,008	447,106
		21,513,137	**16,216,160**	**17,948,392**	**14,495,672**
Non-current liabilities					
Trade payables	13	67,656	3,837	67,656	3,837
Borrowings	14	43,778,198	28,242,052	4,257,701	3,501,908
Braskem Idesa borrowings	15	12,074,613	9,237,318		
Debenture	16	202,671	227,901		
Derivatives	18.2.1	839,765	169,513	702,360	148,574
Taxes payable	19	174,114	129,353	174,114	129,353
Accounts payable to related parties	7(b)			33,269,075	22,998,330
Loan to non-controlling shareholders of Braskem Idesa	7(a)	3,339,025	2,395,887		
Deferred income tax and social contribution	20(b)	458,121	273,036		
Post-employment benefits		436,454	389,075	224,852	224,852
Provision for losses on subsidiaries				579,784	376,074
Contingencies	22.1	1,157,480	1,151,524	1,147,744	1,142,228
Leniency agreement	23	1,067,432	1,379,549	1,067,432	1,379,549
Sundry provisions	21	371,062	302,072	333,670	274,549
Provision - geological event in Alagoas	24	1,967,591	1,932,591	1,967,591	1,932,591
Other payables		251,219	133,858	182,274	91,408
Lease	12(b)	2,195,210	2,000,605	1,195,446	1,174,672
		68,380,611	**47,968,171**	**45,169,699**	**33,377,925**
Shareholders' equity (net capital deficiency)	26				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,472	232,472	232,472	232,472
Revenue reserves		1,905,255	1,905,255	1,905,255	1,905,255
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(6,911,689)	(4,757,539)	(6,911,689)	(4,757,539)
Treasury shares		(49,724)	(49,724)	(49,724)	(49,724)
Accumulated losses		(6,111,378)		(6,111,378)	
Total attributable to the Company's shareholders		(3,380,230)	4,885,298	(3,380,230)	4,885,298
Non-controlling interest in subsidiaries		(1,957,873)	(940,592)		
		(5,338,103)	**3,944,706**	**(3,380,230)**	**4,885,298**
Total liabilities and shareholders' equity (net capital deficiency)		**84,555,645**	**68,129,037**	**59,737,861**	**52,758,895**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 06/30/2020
All amounts in thousands of reais, except earnings or loss per share

	Note	2Q2020	Jun/2020	2Q2019	Consolidated Jun/2019
	2.3			Restated	Restated
Net revenue	28	**11,188,368**	**23,813,013**	**13,337,303**	**26,315,256**
Cost of products sold	31	(9,655,533)	(21,106,830)	(11,699,949)	(22,963,604)
Gross profit		**1,532,835**	**2,706,183**	**1,637,354**	**3,351,652**
Income (expenses)					
Selling and distribution	31	(447,645)	(887,497)	(444,391)	(892,033)
(Loss) reversals for impairment of trade accounts receivable	31	(7,556)	(11,176)	15,873	(638)
General and administrative	31	(423,804)	(888,307)	(526,053)	(956,981)
Research and development	31	(54,022)	(109,508)	(56,016)	(110,869)
Results from equity investments	9(c)	(14,429)	(22,207)	2,923	(455)
Other income	29	180,461	331,819	242,600	2,089,822
Other expenses	29	(1,761,450)	(1,737,995)	(29,364)	(522,502)
Profit (loss) before net financial income (expense) and taxes		**(995,610)**	**(618,688)**	**842,926**	**2,957,996**
Financial results	30				
Financial expenses		(1,273,113)	(2,498,955)	(896,209)	(1,795,546)
Financial income		140,630	336,124	226,167	451,938
Exchange rate variations, net		(1,291,384)	(6,514,914)	(248,834)	(498,048)
		(2,423,867)	**(8,677,745)**	**(918,876)**	**(1,841,656)**
(Loss) profit before income tax and social contribution		**(3,419,477)**	**(9,296,433)**	**(75,950)**	**1,116,340**
Current and deferred income tax and social contribution	20(a)	922,997	2,741,002	133,359	(141,759)
(Loss) profit for the period		**(2,496,480)**	**(6,555,431)**	**57,409**	**974,581**
Attributable to:					
Company's shareholders		(2,475,963)	(6,124,978)	83,885	1,012,137
Non-controlling interest in subsidiaries		(20,517)	(430,453)	(26,476)	(37,556)
(Loss) profit for the period		**(2,496,480)**	**(6,555,431)**	**57,409**	**974,581**
Earnings per share - basic and diluted - R$	27				
Common			(7.6948)		1.2720
Preferred shares class "A"			(7.6948)		1.2720
Preferred shares class "B"			(7.6948)		0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss
Base date: 06/30/2020
All amounts in thousands of reais, except earnings or loss per share

	Note	2Q2020	Jun/2020	2Q2019 Restated	Parent company Jun/2019 Restated
	2.3				
Net revenue	28	**7,270,364**	**16,186,398**	**9,703,750**	**19,137,390**
Cost of products sold	31	(6,700,180)	(15,174,844)	(9,122,487)	(17,739,548)
Gross profit		**570,184**	**1,011,554**	**581,263**	**1,397,842**
Income (expenses)					
Selling and distribution	31	(229,278)	(475,434)	(254,464)	(508,724)
(Loss) reversals for impairment of trade accounts receivable	31	(10,716)	(11,620)	14,239	1,494
General and administrative	31	(262,041)	(579,479)	(404,847)	(703,747)
Research and development	31	(30,067)	(61,085)	(31,970)	(63,223)
Results from equity investments	9(c)	467,136	(300,193)	691,006	1,229,181
Other income	29	36,308	142,121	148,668	1,869,779
Other expenses	29	(1,755,268)	(1,724,961)	(23,953)	(483,154)
Profit (loss) before net financial income (expense) and taxes		**(1,213,742)**	**(1,999,097)**	**719,942**	**2,739,448**
Financial results	30				
Financial expenses		(1,209,749)	(2,342,888)	(791,769)	(1,550,463)
Financial income		113,687	206,173	185,605	360,966
Exchange rate variations, net		(1,397,969)	(4,457,069)	(239,384)	(493,863)
		(2,494,031)	**(6,593,784)**	**(845,548)**	**(1,683,360)**
(Loss) profit before income tax and social contribution		**(3,707,773)**	**(8,592,881)**	**(125,606)**	**1,056,088**
Current and deferred income tax and social contribution	20(a)	1,231,810	2,467,903	209,491	(43,951)
(Loss) profit for the period		**(2,475,963)**	**(6,124,978)**	**83,885**	**1,012,137**
Attributable to:					
Company's shareholders		(2,475,963)	(6,124,978)	83,885	1,012,137
(Loss) profit for the period		**(2,475,963)**	**(6,124,978)**	**83,885**	**1,012,137**
Earnings per share - basic and diluted - R$	27				
Common			(7.6948)		1.2720
Preferred shares class "A"			(7.6948)		1.2720
Preferred shares class "B"			(7.6948)		0.6057

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
Data base: 06/30/2020
All amounts in thousands of reais

	Note	2Q2020	Jun/2020	2Q2019	Consolidated Jun/2019
(Loss) profit for the period		**(2,496,480)**	**(6,555,431)**	**57,409**	**974,581**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(201,365)	(1,402,772)	26,413	68,926
Income tax and social contribution - cash flow hedge		69,146	470,723	(10,458)	(25,632)
Fair value of cash flow hedge from jointly-controlled		(640)	1,861	(2,647)	(2,370)
		(132,859)	(930,188)	13,308	40,924
Exchange variation of foreign sales hedge	18.4(a.i)	(1,512,907)	(8,346,591)	374,539	230,314
Sales Hedge - transfer to profit or loss	18.4(a.i)	578,657	978,704	349,122	610,587
Income tax and social contribution on exchange variation		317,643	2,505,082	(246,045)	(285,906)
Exchange variation of foreign sales hedge - Braskem Idesa	18.4(a.ii)	349,351	(2,262,477)	111,706	271,651
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.4(a.ii)	139,205	214,367	63,995	124,806
Income tax on exchange variation - Braskem Idesa		(146,567)	614,433	(52,710)	(118,937)
		(274,618)	(6,296,482)	600,607	832,515
Foreign subsidiaries currency translation adjustment		426,133	4,492,757	(207,174)	(199,750)
Total		**18,656**	**(2,733,913)**	**406,741**	**673,689**
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		4,955	3,504	3,461	5,622
Total comprehensive income for the period		**(2,472,869)**	**(9,285,840)**	**467,611**	**1,653,892**
Attributable to:					
Company's shareholders		(2,381,813)	(8,268,559)	460,459	1,640,796
Non-controlling interest in subsidiaries		(91,056)	(1,017,281)	7,152	13,096
Total comprehensive income for the period		**(2,472,869)**	**(9,285,840)**	**467,611**	**1,653,892**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income
Data base: 06/30/2020
All amounts in thousands of reais

	Note	2Q2020	Jun/2020	2Q2019	Parent company Jun/2019
(Loss) profit for the period		**(2,475,963)**	**(6,124,978)**	**83,885**	**1,012,137**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(218,411)	(1,247,277)	63,352	123,847
Income tax and social contribution - cash flow hedge		74,259	424,074	(21,540)	(42,108)
Fair value of cash flow hedge - Braskem Idesa		12,785	(116,620)	(27,704)	(41,191)
Income tax and social contribution cash flow hedge - Braskem Idesa		(3,835)	34,986	8,311	12,357
Fair value of cash flow hedge from jointly-controlled		(640)	1,861	(2,647)	(2,370)
		(135,842)	(902,976)	19,772	50,535
Exchange variation of foreign sales hedge	18.4(a.i)	(1,512,908)	(8,346,600)	374,539	230,314
Sales Hedge - transfer to profit or loss	18.4(a.i)	578,657	978,704	349,122	610,587
Income tax and social contribution on exchange variation		317,646	2,505,085	(246,045)	(285,906)
Exchange variation of foreign sales hedge - Braskem Idesa	18.4(a.ii)	262,013	(1,696,849)	83,779	203,738
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.4(a.ii)	104,403	160,775	47,997	93,605
Income tax on exchange variation - Braskem Idesa		(109,926)	460,822	(39,533)	(89,203)
		(360,115)	(5,938,063)	569,859	763,135
Foreign subsidiaries currency translation adjustment		585,163	4,693,522	(216,475)	(190,549)
Total		**89,206**	**(2,147,517)**	**373,156**	**623,121**
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		4,944	3,936	3,418	5,538
Total comprehensive income for the period		**(2,381,813)**	**(8,268,559)**	**460,459**	**1,640,796**

The notes are an integral part of the interim financial statements.

Statement of changes in shareholder’s equity (net capital deficiency)

All amounts in thousands of reais

													Parent company and Consolidated
											Parent company		Consolidated
									Attributed to shareholders' interest				
			Revenue reserves										
	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings / Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At December 31, 2018	**8,043,222**	**232,430**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,623,020)**	**(49,819)**		**6,787,645**	**(876,400)**	**5,911,245**
Comprehensive income for the period:													
Profit for the period										1,012,137	1,012,137	(37,556)	974,581
Exchange variation of foreign sales hedge, net of taxes								763,135			763,135	69,380	832,515
Fair value of cash flow hedge, net of taxes								50,535			50,535	(9,611)	40,924
Long term incentive plan, net of taxes								5,538			5,538	84	5,622
Foreign subsidiaries currency translation adjustment								(190,549)			(190,549)	(9,201)	(199,750)
								628,659		1,012,137	1,640,796	13,096	1,653,892
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,358)		13,358			
Realization of deemed cost of jointly-controlled investment, net of taxes								(481)		481			
Actuarial loss with post-employment benefits, net of taxes								(41)			(41)		(41)
Fair value adjustments of trade accounts receivable, net of taxes								28			28		28
Exchange variation in hyperinflationary economy, net of taxes								(1,618)			(1,618)		(1,618)
								(15,470)		13,839	(1,631)		(1,631)
Contributions and distributions to shareholders:													
Incentive long term plan payments with treasury shares									138		138		138
Prescribed dividend										1,004	1,004		1,004
Additional dividends of subsidiary												(2,498)	(2,498)
Loss on interest in subsidiary												(29)	(29)
									138	1,004	1,142	(2,527)	(1,385)
At June 30, 2019	**8,043,222**	**232,430**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,009,831)**	**(49,681)**	**1,026,980**	**8,427,952**	**(865,831)**	**7,562,121**
At December 31, 2019	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,174,301**		**(488,388)**	**(4,757,539)**	**(49,724)**		**4,885,298**	**(940,592)**	**3,944,706**
Comprehensive income for the period:													
Loss for the period										(6,124,978)	(6,124,978)	(430,453)	(6,555,431)
Exchange variation of foreign sales hedge, net of taxes								(5,938,063)			(5,938,063)	(358,419)	(6,296,482)
Fair value of cash flow hedge, net of taxes								(902,976)			(902,976)	(27,212)	(930,188)
Long term incentive plan, net of taxes								3,936			3,936	(432)	3,504
Foreign currency translation adjustment								4,693,522			4,693,522	(200,765)	4,492,757
								(2,143,581)		(6,124,978)	(8,268,559)	(1,017,281)	(9,285,840)
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes								(13,220)		13,220			
Realization of deemed cost of jointly-controlled investment, net of taxes								(380)		380			
Fair value adjustments of trade accounts receivable, net of taxes								89			89		89
Exchange variation in hyperinflationary economy, net of taxes								2,942			2,942		2,942
								(10,569)		13,600	3,031		3,031
At June 30, 2020	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,174,301**		**(488,388)**	**(6,911,689)**	**(49,724)**	**(6,111,378)**	**(3,380,230)**	**(1,957,873)**	**(5,338,103)**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows
Base date: 06/30/2020
All amounts in thousands of reais

	Note	Consolidated Jun/2020	Consolidated Jun/2019	Parent company Jun/2020	Parent company Jun/2019
(Loss) profit before income tax and social contribution		(9,296,433)	1,116,340	(8,592,881)	1,056,088
Adjustments for reconciliation of profit					
Depreciation, amortization and depletion		1,942,852	1,731,028	1,181,500	1,123,187
Results from equity investments	9(c)	22,207	455	300,193	(1,229,181)
Interest foreign exchange gain/losses		10,143,354	1,438,486	6,207,699	1,448,315
Reversal of provisions		92,743	(346,214)	92,074	(344,915)
Provisions - Leniency agreement	23		409,877		409,877
Provision - geological event in Alagoas	24	1,581,168		1,581,168	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	29	(9,732)	(1,850,965)	(9,732)	(1,850,965)
Loss (reversals) for impairment of financial assets		7,240	638	1,808	(1,494)
Provision for losses and write-offs of long-lived assets		(9,791)	4,303	(11,833)	814
		4,473,608	**2,503,948**	**749,996**	**611,726**
Changes in operating working capital					
Judicial deposits - other financial assets	24	3,746,107	(3,680,460)	3,746,107	(3,680,460)
Financial investments		(1,278,515)	1,766,689	(1,263,636)	1,774,665
Trade accounts receivable		(339,615)	518,453	(604,511)	(477,035)
Inventories		899,968	157,404	754,454	80,345
Taxes recoverable		853,013	699,171	584,189	166,547
Prepaid expenses		(8,358)	47,022	(187,838)	21,596
Other receivables		(194,146)	(297,455)	38,097	(197,141)
Trade payables		(4,905,638)	965,302	(2,903,103)	101,107
Taxes payable		(308,968)	(532,389)	243,789	4,713
Advances from customers		271,965	97,488	(145,278)	71,418
Leniency agreement	23	(349,842)	(341,605)	(349,842)	(283,571)
Sundry provisions		(100,294)	(110,206)	(81,864)	(96,648)
Other payables		(94,271)	(5,401)	(365,701)	(4,291)
Cash generated (used) from operations		**2,665,014**	**1,787,961**	**214,859**	**(1,907,029)**
Interest paid		(1,088,227)	(1,030,576)	(193,239)	(94,289)
Income tax and social contribution paid		(94,564)	(211,210)	(30,684)	(35,898)
Net cash generated (used) from operating activities		**1,482,223**	**546,175**	**(9,064)**	**(2,037,216)**
Proceeds from the sale of fixed and intangible assets		13,438	278,451	2,975	277,968
Dividends received		3,074	2,111	7,683	2,111
Additions to investments in subsidiaries					(72)
Acquisitions to property, plant and equipment and intangible assets		(1,474,915)	(1,160,208)	(728,370)	(619,425)
Net cash used in investing activities		**(1,458,403)**	**(879,646)**	**(717,712)**	**(339,418)**
Short-term and Long-term debt					
Acquired		9,110,877	8,817,013	3,322,299	861,833
Payments		(1,458,084)	(8,060,112)	(1,324,015)	(56,387)
Braskem Idesa borrowings					
Payments		(411,852)	(435,840)		
Related parties					
Acquired				1,931,309	2,891,419
Payments				(1,241,820)	(1,415,168)
Lease	12	(320,044)	(197,843)	(204,866)	(119,215)
Dividends paid		(2,375)	(2,475)	(53)	(52)
Other financial liabilities		(267,228)	499,999	(267,228)	499,999
Net cash generated (used) in financing activities		**6,651,294**	**620,742**	**2,215,626**	**2,662,429**
Exchange variation on cash of foreign subsidiaries		1,506,093	(46,555)		
Increase in cash and cash equivalents		**8,181,207**	**240,716**	**1,488,850**	**285,795**
Represented by					
Cash and cash equivalents at the beginning of the period		6,803,880	5,547,637	2,389,438	2,016,724
Cash and cash equivalents at the end of the period		14,985,087	5,788,353	3,878,288	2,302,519
Increase in cash and cash equivalents		**8,181,207**	**240,716**	**1,488,850**	**285,795**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of value added
Base date: 06/30/2020
All amounts in thousands of reais

	Consolidated		Parent company	
	Jun/2020	Jun/2019	Jun/2020	Jun/2019
Revenue	**26,732,845**	**32,842,258**	**18,894,332**	**25,454,714**
Sale of goods, products and services	28,141,398	31,261,999	20,489,997	24,063,695
Other income, net	(1,397,377)	1,577,667	(1,584,045)	1,386,206
(loss) reversal for doubtful accounts	(11,176)	2,592	(11,620)	4,813
Inputs acquired from third parties	**(22,508,680)**	**(25,196,674)**	**(16,986,139)**	**(20,217,268)**
Cost of products, goods and services sold	(21,585,691)	(23,953,745)	(16,427,094)	(19,380,718)
Material, energy, outsourced services and others	(939,233)	(1,246,849)	(585,778)	(850,868)
Impairment of assets	16,244	3,920	26,733	14,318
Gross value added	**4,224,165**	**7,645,584**	**1,908,193**	**5,237,446**
Depreciation, amortization and depletion	(1,942,852)	(1,731,028)	(1,181,500)	(1,123,187)
Net value added produced by the Company	**2,281,313**	**5,914,556**	**726,693**	**4,114,259**
Value added received in transfer	**1,036,125**	**638,518**	**336,823**	**1,609,890**
Results from equity investments	(22,207)	(455)	(300,193)	1,229,181
Financial income	1,057,805	638,934	636,974	380,670
Other	527	39	42	39
Total value added to distribute	**3,317,438**	**6,553,074**	**1,063,516**	**5,724,149**
Personnel	**874,999**	**883,434**	**502,661**	**580,050**
Direct compensation	691,115	703,058	379,169	446,285
Benefits	143,183	145,441	83,380	99,358
FGTS (Government Severance Pay Fund)	40,701	34,935	40,112	34,407
Taxes, fees and contribuitions	**(922,171)**	**2,077,891**	**(676,251)**	**1,954,697**
Federal	(2,234,313)	838,499	(1,971,948)	731,647
State	1,281,782	1,210,015	1,281,782	1,210,015
Municipal	30,360	29,377	13,915	13,035
Remuneration on third parties' capital	**9,920,041**	**2,617,168**	**7,362,084**	**2,177,265**
Financial expenses	9,730,705	2,467,419	7,226,958	2,052,805
Rentals	189,336	149,749	135,126	124,460
Remuneration on own capital	**(6,555,431)**	**974,581**	**(6,124,978)**	**1,012,137**
Profit (loss) for the period	(6,124,978)	1,012,137	(6,124,978)	1,012,137
Non-controlling interest in subsidiaries	(430,453)	(37,556)		
Value added distributed	**3,317,438**	**6,553,074**	**1,063,516**	**5,724,149**

The notes are an integral part of the interim financial statements.

All amounts in thousands, except as otherwise stated

1 Operations

Braskem S.A. (hereinafter "Parent Company" or "Braskem") is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries (hereinafter referred to as "Company"), is controlled by Odebrecht S.A. ("Odebrecht"), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

2 Accounting policies

Accounting practices from the prior year were applied consistently in the preparation of these quarterly information.

2.1 Basis of preparation and presentation of the quarterly information

This Quarterly Information includes the period ended June 30, 2020 and should be read together with the financial statements of the Company as of December 31, 2019, prepared and presented in the parent company and consolidated, in accordance with the pronouncement CPC 21 (R1), issued by the Brazilian Accounting Pronouncements Committee (CPC), in accordance with the pronouncement IAS 34 – Interim Financial Information, issued by the International Accounting Standards Board (IASB), in compliance with Federal Law 6,404/76, as amended, and according to rules and guidelines issued by the Securities and Exchange Commission of Brazil (CVM).

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company's management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2019 financial statements.

The issue of these quarterly financial statements was authorized by the Executive Board on August 04, 2020.

All amounts in thousands, except as otherwise stated

2.1.1 Consolidated and individual quarterly information

All relevant information pertaining exclusively to these financial statements is presented herein and corresponds to the information used by the Management of the Company.

(a) Consolidation

The consolidated information comprises the financial statements of the Parent Company and the following entities:

			Total and voting interest - %	
		Headquarters	Jun/2020	Dec/2019
Direct and Indirect subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")		EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem India Private Limited ("Braskem India")	(i)	Índia	100.00	
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100.00	100.00

(i) Subsidiary set up in May 2020.

All amounts in thousands, except as otherwise stated

2.2 Functional and foreign currency

(a) Functional and presentation currency

The functional currency of the Company is the real. The presentation currency is also real, unless otherwise stated. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(b) Functional currency other than the Brazilian real

The subsidiaries with a functional currency different from that of the Parent Company are listed below:

	Functional currency
Subsidiaries	
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

(c) Exchange variation effects

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

		End of period rate				Average rate
	Jun/2020	Dec/2019	Variation	Jun/2020	Jun/2019	Variation
U.S. dollar - Brazilizan real	5.4760	4.0307	35.86%	4.9218	3.8459	27.98%
Euro - Brazilizan real	6.1539	4.5305	35.83%	5.4211	4.3440	24.80%
Mexican peso - Brazilizan real	0.2374	0.2134	11.25%	0.2272	0.2007	13.17%
U.S. dollar - Mexican peso	23.0832	18.8858	22.23%	21.6795	19.1666	13.11%
U.S. dollar - Euro	0.8898	0.8926	-0.31%	0.9076	0.8895	2.03%

2.3 Restatement of the comparable interim accounting information for the period ended June 30, 2019

Change in the presentation of provision, expense method by function

In the period ended June 30, 2020, the Company changed the classification of the profit sharing expenses in order to report the effects of this expense by function for better presentation of the financial statements.

The Company has reclassified the amounts related to the preceding quarter for comparison purposes with the presentation for the period ended June 30, 2020. In the period ended June 30, 2019, the amounts related to this item were reclassified from "Other expenses" (Consolidated of R$184,275, Parent Company of R$135,248) to "cost of goods sold" (Consolidated of R$72,279, Parent Company of R$58,833), "selling and distribution expenses" (Consolidated of R$24,476, Parent Company of R$14,877), "general and administrative expenses" (Consolidated of R$78,012, Parent Company of R$56,128) and research and development (Consolidated of R$9,508, Parent Company of R$5,410).

All amounts in thousands, except as otherwise stated

2.4 New or revised pronouncements

Certain new standards and amendments of standards will come into force for the fiscal years starting in or after 2020. The Company did not early adopt the following new standards and interpretations for preparing this quarterly information:

- Changes to references to the conceptual structure of IFRS;
- Definition of business (changes to CPC 15/IFRS 13);
- Definition of materiality (amendments to CPC 26/IAS 1 and CPC 23/IAS 8);
- IFRS 17 – Insurance contracts.
- CVM Resolution 854/2020 with impacts on CPC's 38, 40 (R1) and 48.

CVM Resolution 854/2020, which came into force on January 1, 2020, and has impacts associated with Technical Pronouncements CPC 38, CPC 40 (R1) and CPC 48. The Securities and Exchange Commission of Brazil (CVM) already has issued a statement with regard to the restatement of the reference interest rate arising from the discontinuation of the use of the London Interbank Offered Rate ("LIBOR"), after 2021. Note that LIBOR will remain in force for contracts already existing as of the date of its elimination. Accordingly, the company is monitoring the potential impacts on its transactions arising from the applicability of the changes.

The Securities and Exchange Commission of Brazil ("CVM") issued, on July 7, 2020, Resolution 859, which approved the Revision of Technical Pronouncements Document 16/2020, which establishes requirements with the objective of facilitating for lessees the accounting of any concessions obtained in contracts arising from COVID-19, such as the forgiveness, suspension or even forbearance of lease payments
The Board of Directors evaluated the requirements of CVM Resolution 859 and did not identify any relevant impacts.

The amended standards and interpretations should not produce a significant impact on the consolidated financial statements.

2.5 Main measures and impacts due to COVID-19

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. As disclosed in the Notice to the Market dated March 20, 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health of people and the continuity of its operations. Some of the measures taken by the Company follow:

(i) Recommending that all team members and contractors work from home;
(ii) Reducing by around 50% the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;
(iii) Recommending the suspension of visits by non-routine third parties and suppliers to Braskem's facilities, and banning access to Braskem's facilities by visitors or third parties returning from high risk areas;
(iv) Creating an agenda with clients and local communities to verify the products in its portfolio with a view to support the fight against the pandemic.

Moreover, in line with its primary value, Safety, the Company started operating its industrial assets with minimal teams. Capacity utilization rates in Brazil and the United States were temporarily reduced to adjust for the weaker demand and the destocking trends in the petrochemical and plastics production chains. Th capacity utilization rates will accompany market demand and any new export opportunities that arise in other regions, especially with the restart of economies in Asia.

All amounts in thousands, except as otherwise stated

Capacity utilization rates in Brazil have been reduced to 65% of their capacity. With the gradual resumption of demand in June, capacity utilization rates increased, resulting in 70% utilization in the quarter. In the United States, capacity utilization rates were reduced to 85% of their capacity, returning to normal in June, which resulted in 90% capacity in the quarter.

In Europe and Mexico, capacity utilization rates were reduced in April, and returned to normal levels throughout the quarter, as demand gradually recovered, resulting in 83% and 80% of its capacity in the quarter, respectively.

In this context, the Company has been adopting a series of cash-preservation measures to ensure the financial solidity and resilience of its business, which include:

- Drawing down the Revolving Credit Facility in the amount of US$1 billion (or R$5.5 billion on June 30, 2020), which is due in 2023 (see prepayment of the credit line in Note 33(a));
- International bond issue by the subsidiary Braskem Holanda in the amount of US$600 million (R$3.2 billion), disclosed in Note 33.
- Reducing fixed costs by around 10%;
- Paring back the investments planned for 2020 from US$721 million (R$3.9 billion) to approximately US$600 million (R$3.1 billion);
- Postponing the payment of social contribution charges in Brazil; and
- Optimizing working capital.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

On June 30, 2020, the consolidated balance sheet registered positive net working capital of R$9.9 billion, with most liabilities coming due in the long term and 97.2% of the total debt denominated in U.S. dollar, in line with the Company's Financial Policy. The Company is comfortable with such exposure to the U.S. dollar, since a significant part of the revenue to be generated by the Company in the coming years and that could be used to service debt is directly or indirectly denominated in U.S. dollar.

During periods in which the Brazilian real depreciates significantly against the U.S. dollar, the Company is subject to an adverse effect from exchange variation on its debt, of which part is recognized in the result for the period and part is incorporated into equity through the hedge accounting mechanism.

The effect in 2Q20, when the Brazilian real depreciated 36% against the U.S. dollar, is described in Note 2.2(c) herein. The exchange variation loss in the quarter will produce a cash effect upon maturity of the Company's liabilities, and as such is concentrated in the long term, given the debt maturity profile, and does not put at risk the liquidity position in the context of the efforts to contain the COVID-19 pandemic.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Company's Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the Quarterly Information given the significant changes in the risks to which the company is exposed (see more information in note 18.5). This review considered events after the reporting period that occurred up to the publication date of this Quarterly Information, and no significant effects were identified that should be reflected in the Quarterly Information for the six-month period ended June 30, 2020.

All amounts in thousands, except as otherwise stated

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. The Company is continuously evaluating the effects arising from the outbreak, which could pose the need to accrue additional provisions for asset impairment in the coming quarters.

3 Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2019 annual financial statements of the Company, in Note 5.

		Consolidated		Parent Company	
		Jun/2020	Dec/2019	Jun/2020	Dec/2019
Cash					
Domestic market		4,910,649	13,495	157,809	9,800
Foreign market	(i)	1,771,125	2,289,736		
Cash equivalents:					
Domestic market		2,947,081	1,963,185	3,064,696	2,080,801
Foreign market	(i)	5,356,232	2,537,464	655,783	298,837
Total		**14,985,087**	**6,803,880**	**3,878,288**	**2,389,438**

(i) On June 30, 2020, it includes cash of R$198,949 and R$872,561 of cash equivalents (R$598,591 and R$418,644 of cash equivalents on December 31, 2019) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

On April 1, 2020, the Company drew down the stand-by credit facility, in the amount of US$1 billion, which corresponded to R$5.2 billion on said date, to ensure its financial health and liquidity during the crisis caused by the COVID-19 pandemic (Note 2.5).

4 Financial investments

The information on financial investments was presented in the 2019 annual financial statements of the Company, in Note 6.

		Consolidated		Parent Company	
		Jun/2020	Dec/2019	Jun/2020	Dec/2019
Amortized cost					
Time deposit investments		34,269	38,759	34,269	38,759
Fair value through profit or loss					
LFT's and LF's	(i)	1,268,559	1,588,426	1,268,559	1,588,426
Restricted funds investments	(ii)	1,656,854	9,708	1,641,332	
Other		76,250	60,319		1,090
Total		**3,035,932**	**1,697,212**	**2,944,160**	**1,628,275**
Current assets		2,752,729	1,687,504	2,676,479	1,628,275
Non-current assets		283,203	9,708	267,681	
Total		**3,035,932**	**1,697,212**	**2,944,160**	**1,628,275**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(ii) Includes the following amounts: R$1,641,332 (current – R$1,373,651, non-current – R$267,681) in restricted funds for relocating residents in Alagoas (Note 24.1(i)); and R$15,522 in bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), and their use is related to the fulfillment of the contractual obligations of the debentures.

All amounts in thousands, except as otherwise stated

5 Trade accounts receivable

The information on trade accounts receivable was presented in the 2019 annual financial statements of the Company, in Note 7.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At June 30, 2020, total amount of the operation was R$1.2 billion in the parent company and R$2.2 billion in the Consolidated, with interest of R$7.7 million in the Parent Company and R$11.7 million in the Consolidated.

		Consolidated		Parent Company	
	Note	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Customers					
Domestic market					
Third parties		1,331,204	1,049,412	1,257,395	984,432
Related parties	7	6,151	8,814	22,368	17,261
		1,337,355	1,058,226	1,279,763	1,001,693
Foreign market					
Third parties		1,915,853	1,477,748	520,800	353,487
Related parties	7			919,117	744,999
		1,915,853	1,477,748	1,439,917	1,098,486
Allowance for doubtful accounts	(i)	(253,176)	(229,323)	(235,930)	(215,136)
Total		**3,000,032**	**2,306,651**	**2,483,750**	**1,885,043**
Current assets		2,980,748	2,285,750	2,469,048	1,864,142
Non-current assets		19,284	20,901	14,702	20,901
Total		**3,000,032**	**2,306,651**	**2,483,750**	**1,885,043**

(i) The following table shows the Company's expected credit loss for each stage:

			Consolidated		Parent Company	
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
Stage 1 (Performing)	Operation risk 1	Minimum risk	1,894,918		1,711,531	
	Operation risk 2	Minimum risk	552,939		446,607	
	Operation risk 3	0.80%	374,450	2,996	214,750	1,718
	Operation risk 4	1.65%	98,832	1,631	54,774	904
			2,921,140	**4,627**	**2,427,662**	**2,622**
Stage 2 (Significant Increase in Loss Risk)	Operation risk 1 and 2	Minimum risk	65,421		45,788	
	Operation risk 3 and 4	20%	8,661	1,732	8,112	1,622
	1st Renegotiation lower than or equal to 24 months	25%	5,727	1,432	5,727	1,432
	Between 90 and 180 days	30%	9,820	2,946	3,053	916
			89,629	**6,110**	**62,680**	**3,970**
Stage 3 (No payment performance - Indicative of impairment)	Operation risk 5	100%	5,229	5,229	5,563	5,563
	Above 180 days	100%	18,655	18,655	14,686	14,686
	Legal	100%	218,555	218,555	209,089	209,089
			242,439	**242,439**	**229,338**	**229,338**
Total			**3,253,208**	**253,176**	**2,719,680**	**235,930**

All amounts in thousands, except as otherwise stated

6 Inventories

The information on inventories was presented in the 2019 annual financial statements of the Company, in Note 8.

	Consolidated		Parent company	
	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Finished goods	4,767,070	4,634,192	2,889,889	3,131,021
Raw materials, production inputs and packaging	1,308,679	1,665,797	1,034,262	1,408,128
Maintenance materials	759,565	608,693	310,536	259,418
Advances to suppliers	57,585	68,382	46,825	53,321
Imports in transit	485,336	664,345	485,336	664,344
Total	7,378,235	7,641,409	4,766,848	5,516,232
Current assets	7,369,445	7,625,084	4,758,058	5,499,907
Non-current assets	8,790	16,325	8,790	16,325
Total	7,378,235	7,641,409	4,766,848	5,516,232

All amounts in thousands, except as otherwise stated

7 Related parties

The information concerning related parties was presented in the 2019 annual financial statements of the Company, in Note 9.

(a) Consolidated

								Consolidated
	Balances at June 30, 2020				Balances at December 31, 2019			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		4,011	2,140	6,151		4,257	4,557	8,814
Inventories		16,550		16,550		17,242		17,242
Dividends and interest on capital			165	165			3,074	3,074
Total assets		**20,561**	**2,305**	**22,866**		**21,499**	**7,631**	**29,130**
Liabilities								
Current								
Trade payables	9,103	509,800	9,235	528,138	12,402	133,759	9,819	155,980
Payable notes					58			58
Other payables		425	117	542		1,420	136	1,556
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,339,025	3,339,025			2,395,887	2,395,887
Total liabilities	**9,103**	**510,225**	**3,348,377**	**3,867,705**	**12,460**	**135,179**	**2,405,842**	**2,553,481**

	Six-month period ended June 30, 2020				Six-month period ended June 30, 2019			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		126,625	147,519	274,144		532,560	282,097	814,657
Purchases of raw materials, finished goods services and utilities	53,112	7,143,984	14,229	7,211,325	199,326	6,586,449	856	6,786,631
Financial income (expenses), net	(273)	(1,341)	(7)	(1,621)	(3)	(2)	(18)	(23)
Other income (expenses)					(34,862)			(34,862)
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty", new name of Odeprev)			27,970	27,970			32,189	32,189

All amounts in thousands, except as otherwise stated

(b) Parent Company

										Balances at June 30, 2020	
		Associates companies, Jointly-controlled investment and Associates companies						Related companies		SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										581,306	581,306
Financial investments										2,642,210	2,642,210
Trade accounts receivable	372	828,921		15,264	74,932	15,845		4,011	2,140		941,485
Inventories								16,550			16,550
Dividends and interest on capital									165		165
Related parties											
Other receivables		1,430		113	6	14,962					16,511
Non-current											
Financial investments										267,680	267,680
Related parties											
Loan agreements						1,458					1,458
Total assets	372	830,351		15,377	74,938	32,265		20,561	2,305	3,491,196	4,467,365
Liabilities											
Current											
Trade payables		6,383,955		2,895		11,075	10,784	509,800	9,235		6,927,744
Accounts payable to related parties											
Advance to export	98,600		907,425	14,990							1,021,015
Other payables		47,576									47,576
Other		302						425	117		844
Non-current											
Accounts payable to related parties											
Advance to export	3,395,120		29,419,447	454,508							33,269,075
Total liabilities	3,493,720	6,431,833	30,326,872	472,393		11,075	10,784	510,225	9,352		41,266,254

										Six-month period ended June 30, 2020	
		Associates companies, Jointly-controlled investment and Associates companies						Related companies		SPE	
Transactions	Braskem Inc	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Sales of products		1,466,016		49,239	149,781	58,259		126,625	147,519		1,997,439
Purchases of raw materials, finished products services and utilities		2,963,424		3		89,329	53,101	7,143,984	14,229		10,264,070
Financial income (expenses), net	(999,445)	(2,194,763)	(8,765,162)	(131,841)	19,723	10,478	(273)	(1,341)	(7)	64,899	(11,997,732)
Other income (expenses)											
General and administrative expenses - Vexty									27,970		27,970

All amounts in thousands, except as otherwise stated

Balances at December 31, 2019

Balance sheet	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										926,743	926,743
Financial investments										1,588,426	1,588,426
Trade accounts receivable	274	668,325		20,297	56,377	8,173		4,257	4,557		762,260
Inventories								17,242			17,242
Dividends and interest on capital						4,609			3,074		7,683
Related parties											
Other receivables		2,101		23,886	3	17,167					43,157
Non-current											
Related parties											
Loan agreements						1,073					1,073
Total assets	**274**	**670,426**		**44,183**	**56,380**	**31,022**		**21,499**	**7,631**	**2,515,169**	**3,346,584**
Liabilities											
Current											
Trade payables		7,652,956		8		27,276	13,617	133,759	9,819		7,837,435
Accounts payable to related parties											
Advance to export	63,677		630,025	11,171							704,873
Other payables		43,447					58				43,505
Other		11,375		715	4	1		1,420	136		13,651
Non-current											
Accounts payable to related parties											
Advance to export	2,095,964		20,567,818	334,548							22,998,330
Total liabilities	**2,159,641**	**7,707,778**	**21,197,843**	**346,442**	**4**	**27,277**	**13,675**	**135,179**	**9,955**		**31,597,794**

Six-month period ended June 30, 2019

Transactions	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Inc	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Transactions											
Sales of products		2,193,549		308,261	125,267	77,561		532,560	282,097		3,519,295
Purchases of raw materials, finished products services and utilities		6,709,972		44		80,479	199,308	6,586,449	856		13,577,108
Financial income (expenses), net	(1,551)	16,961	(634,982)	(8,391)	(986)	411	(3)	(2)	(18)	110,364	(518,197)
Other income (expenses)							(34,862)				(34,862)
General and administrative expenses - Vexty									32,189		32,189

All amounts in thousands, except as otherwise stated

(c) New and/or renewed agreements with related companies

In the period ended June 30, 2020, the Company engaged in the following transactions with related parties:

(i) Sales of gasoline to Refinaria de Petróleo Riograndanse S.A. ("RPR") are negotiated monthly. Sales in the period amounted to R$46,614 (R$128,296 on June 30, 2019).

(ii) Braskem maintains agreements for the sale of gasoline to Petrobras Distribuidora S.A., which are renewed on a monthly basis. Sales in the period amounted to R$470,476 (R$492,123 on June 30, 2019).

(iii) In January 2020, Braskem entered into an agreement with Tenenge Montagem e Manutenção Ltda. ("Tenenge"), a subsidiary of Odebrecht S.A., to provide industrial maintenance services for shutdowns of large-scale equipment and occasional services on other types of equipment. This agreement has an estimated maximum value of R$669,000 and a term of seven years. The procurement of services rendered in the period amounted to R$9,446.

(iv) In February 2020, the Company signed the 5th amendment to the Polypropylene and Polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260,000 and is valid through December 17, 2025. In the period, transactions amounted to R$64,809.

(v) In March 2020, the Company entered into a petroleum sales agreement with Petrobras. The agreement has an estimated maximum amount of R$76,161 and is valid for 30 days after its execution. In the period, transactions amounted to R$76,161.

(vi) In April 2020, the Company entered into an agreement for the purchase of up to 220 kton of naphtha, with additional volumes to those contracted for April 2020, to supply Braskem units in the states of Bahia, Rio Grande de Sul and São Paulo with Petrobras. In the period, transactions amounted to R$81,232.

(vii) In June 2020, the Company entered into two naphtha supply agreements with Petrobras from 200 to 450 kton/y from the Landulpho Alves Refinery ("RLAM") and from the Alberto Pasqualini Refinery ("REFAP"), with delivery to Braskem's industrial units in the states of Bahia and Rio Grande do Sul. The agreements are in force from December 23, 2020 to December 31, 2025. The maximum estimated amounts of the agreements are R$5,000,000 and R$2,500,000, respectively.

(viii) In June 2020, the Company entered into a sales option agreement for up to 2,850 kton/y of petrochemical naphtha to Petrobras with mandatory purchase by Braskem. The agreements are in force from January 1, 2021 to December 31, 2025. The maximum estimated amount is R$30,000,000.

(ix) In June 2020, the Company entered into two contract amendments with Transpetro for vessel loading and unloading services, product storage and leasing of the OSCAN 16 pipeline and tanks located at the Almirante Dutra Terminal ("TEDUT"). The amendments are in force from November 1, 2020 to June 30, 2024, representing the addition of forty-four (44) months to the initial contracts on November 1, 2018. The maximum estimated amounts of the agreements are R$620,500 and R$107,361, respectively.

All amounts in thousands, except as otherwise stated

(x) In June 2020, the Company entered to a contractual amendment with Petrobras for the transfer of 80,000 m³ of space for storing products owned by Braskem in tanks at the Alberto Pasqualini Refinery (REFAP), that are in force from November 1, 2020 to December 31, 2025. The maximum estimated amount is R$240,000.

(d) Key management personnel

		Consolidated
Statement of profit or loss transactions	**Jun/2020**	**Jun/2019**
Remuneration		
Short-term benefits	36,740	35,196
Post-employment benefit	543	760
Long term incentive plan	3,203	4,085
Total	**40,486**	**40,041**

8 Taxes recoverable

The information on taxes recoverable was presented in the 2019 annual financial statements of the Company, in Note 10.

		Consolidated		Parent Company
	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Parent Company and subsidiaries in Brazil				
IPI	2,020	477	2,020	477
Value-added tax on sales and services (ICMS) - normal operations	295,544	255,945	294,614	254,949
ICMS - credits from PP&E	169,884	166,824	169,715	166,655
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations	199	45,604		45,405
PIS and COFINS - credits from PP&E	363,527	316,973	357,247	316,973
REINTEGRA program	73,983	19,848	73,983	19,848
Federal tax credits	1,826,974	2,459,293	1,826,974	2,459,293
Other	6,528	5,434	5,814	4,716
Foreign subsidiaries				
Value-added tax ("IVA")	300,664	217,630		
Other	11,154	7,701		
Total	**3,050,476**	**3,495,729**	**2,730,367**	**3,268,316**
Current assets	1,355,658	1,238,011	1,182,712	1,010,833
Non-current assets	1,694,818	2,257,718	1,547,655	2,257,483
Total	**3,050,476**	**3,495,729**	**2,730,367**	**3,268,316**

All amounts in thousands, except as otherwise stated

9 Investments

The information related to investments was presented in the Company's 2019 annual financial statements, in Note 11.

(a) Information on investments

	Interest in total and voting capital (%)	Adjusted net profit (loss) for the period		Adjusted equity	
	Direct and indirect	Jun/2020	Jun/2019	Jun/2020	Dec/2019
Subsidiaries					
BM Insurance	100.00	(453)	2,426	9,422	6,977
Braskem Alemanha	100.00	111,678	387,354	9,410,463	6,816,550
Braskem America	100.00	180,278	320,152	6,297,944	6,497,414
Braskem America Finance	100.00	748	415	(4,233)	(3,674)
Braskem Argentina	100.00	29,107	7,217	57,185	21,285
Braskem Chile	100.00	4,944	2,524	37,310	25,731
Braskem Holanda	100.00	(214,717)	1,145,378	13,884,328	10,750,359
Braskem Holanda Finance	100.00	6,660	49	4,471	(1,656)
Braskem Holanda Inc	100.00	1,146	1,256	14,319	9,657
Braskem Finance	100.00	(203,335)	40,538	(578,367)	(375,031)
Braskem Idesa	75.00	(1,774,292)	(175,845)	(8,232,271)	(4,110,619)
Braskem Idesa Serviços	75.00	1,943	(1,060)	38,038	34,372
Braskem Inc.	100.00	88,269	(3,171)	281,602	193,333
Braskem Índia	100.00	(1)		2,537	
Braskem México	100.00	55,540	(495)	329,694	241,395
Braskem México Sofom	100.00	754	(25,507)	49,106	35,640
Braskem México Serviços	100.00	(1)	(59)	44	41
Cetrel	63.70	23,612	17,642	263,465	239,820
DAC	63.70	20,075	14,343	122,865	102,790
Lantana	100.00	(388)	11	(1,471)	(1,082)
Jointly-controlled investment					
RPR	33.20	(65,199)	119	32,935	93,025
Associate					
Borealis	20.00	(3,616)	13,439	160,469	164,086

All amounts in thousands, except as otherwise stated

(b) Changes in investments – Parent Company

	Subsidiaries and jointly-controlled investment			
	Domestic subsidiaries	Foreign subsidiaries	Domestic associate	Total
Balance at December 31, 2019	**183,646**	**11,547,159**	**32,817**	**11,763,622**
Equity of investments				
Effect on profit or loss	(6,588)	(30,991)	(724)	(38,303)
Adjustment of profit in inventories		(58,323)		(58,323)
Equity valuation adjustments	1,861	(1,154,314)		(1,152,453)
Currency translation adjustments		4,693,522		4,693,522
Dividends and interest on equity	(165)			(165)
Balance at June 30, 2020	**178,754**	**14,997,053**	**32,093**	**15,207,900**

(c) Equity accounting results

	Parent company	
	Jun/2020	Jun/2019
Equity in results of subsidiaries, associate and jointly-controlled	(96,626)	1,188,633
Reversal (provision) for losses on subsidiaries	(203,710)	40,548
Dividends received / other	143	
	(300,193)	**1,229,181**

All amounts in thousands, except as otherwise stated

(d) Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial information of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company's consolidated information.

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated		Braskem Idesa consolidated (i)		Eliminations		Consolidated	
	Jun/2020	Dec/2019	Jun/2020	Dec/2019	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Assets								
Curent								
Cash and cash equivalents	13,913,577	5,786,645	1,071,510	1,017,235			14,985,087	6,803,880
Financial investments	2,752,729	1,687,504					2,752,729	1,687,504
Trade accounts receivable	2,609,287	1,973,414	592,244	331,838	(220,783)	(19,502)	2,980,748	2,285,750
Inventories	6,682,168	7,028,641	687,277	596,443			7,369,445	7,625,084
Taxes recoverable	1,256,690	1,084,055	98,968	153,956			1,355,658	1,238,011
Income tax and social contribution	636,495	439,933					636,495	439,933
Derivatives	2,629	4,712					2,629	4,712
Judicial deposits		2,571,683						2,571,683
Other receivables	696,370	393,593	605,376	339,404			1,301,746	732,997
	28,549,945	**20,970,180**	**3,055,375**	**2,438,876**	**(220,783)**	**(19,502)**	**31,384,537**	**23,389,554**
Non-current								
Taxes recoverable	1,547,824	2,257,652	146,994	66			1,694,818	2,257,718
Income tax and social contribution	242,588	239,847					242,588	239,847
Deferred tax	7,121,188	1,713,837	2,419,200	948,759			9,540,388	2,662,596
Related parties	9,376,448	6,729,486			(ii) (9,376,448)	(6,729,486)		
Derivatives	2,277	17,877					2,277	17,877
Judicial deposits	226,644	1,508,880					226,644	1,508,880
Other receivables	694,101	369,137	584	505			694,685	369,642
Property, plant and equipment	22,678,646	20,488,870	13,480,255	12,537,615	(iii) (760,694)	(711,304)	35,398,207	32,315,181
Intangible	2,567,400	2,568,347	215,149	193,741			2,782,549	2,762,088
Right of use of assets	2,287,739	2,309,506	301,213	296,148			2,588,952	2,605,654
	46,744,855	**38,203,439**	**16,563,395**	**13,976,834**	**(10,137,142)**	**(7,440,790)**	**53,171,108**	**44,739,483**
Total assets	**75,294,800**	**59,173,619**	**19,618,770**	**16,415,710**	**(10,357,925)**	**(7,460,292)**	**84,555,645**	**68,129,037**
Liabilities and shareholders' equity								
Current								
Trade payables	8,335,040	8,903,168	452,659	233,323	(220,783)	(19,502)	8,566,916	9,116,989
Borrowings	3,648,557	774,924					3,648,557	774,924
Debentures	52,892	46,666					52,892	46,666
Braskem Idesa Borrowings			1,106,715	744,408			1,106,715	744,408
Payroll and related charges	607,985	598,147	21,676	25,576			629,661	623,723
Taxes payable	714,065	306,453	15,793	16,433			729,858	322,886
Income tax and social contribution	148,901	34,856					148,901	34,856
Lease	697,042	619,217	74,510	57,074			771,552	676,291
Provision - geological event in Alagoas	2,615,939	1,450,476					2,615,939	1,450,476
Other financial liabilities	262,590	516,933					262,590	516,933
Other payables	2,815,278	1,798,865	164,278	109,143			2,979,556	1,908,008
	19,898,289	**15,049,705**	**1,835,631**	**1,185,957**	**(220,783)**	**(19,502)**	**21,513,137**	**16,216,160**
Non-current								
Loan agreements	43,778,198	28,242,052					43,778,198	28,242,052
Braskem Idesa Borrowings			12,074,613	9,237,318			12,074,613	9,237,318
Debentures	202,671	227,901					202,671	227,901
Accounts payable to related parties			9,337,809	6,714,236	(ii) (9,337,809)	(6,714,236)		
Loan to non-controlling shareholders of Braskem Idesa			(v) 3,339,025	2,395,887			3,339,025	2,395,887
Deferred income tax and social contribution	458,121	273,036					458,121	273,036
Provision for losses on subsidiaries	6,160,559	3,082,173			(iv) (6,160,559)	(3,082,173)		
Lease	1,901,258	1,767,314	293,952	233,291			2,195,210	2,000,605
Provision - geological event in Alagoas	1,967,591	1,932,591					1,967,591	1,932,591
Other payables	4,212,697	3,625,695	152,485	33,086			4,365,182	3,658,781
	58,681,095	**39,150,762**	**25,197,884**	**18,613,818**	**(15,498,368)**	**(9,796,409)**	**68,380,611**	**47,968,171**
Shareholders' equity (net capital deficiency)								
Attributable to the Company's shareholders	(3,380,231)	4,886,089	(7,414,745)	(3,384,065)	7,414,746	3,383,274	(3,380,230)	4,885,298
Non-controlling interest in subsidiaries	95,647	87,063			(2,053,520)	(1,027,655)	(1,957,873)	(940,592)
	(3,284,584)	**4,973,152**	**(7,414,745)**	**(3,384,065)**	**5,361,226**	**2,355,619**	**(5,338,103)**	**3,944,706**
Total liabilities and shareholders' equity (net capital deficiency)	**75,294,800**	**59,173,619**	**19,618,770**	**16,415,710**	**(10,357,925)**	**(7,460,292)**	**84,555,645**	**68,129,037**

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.
(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.
(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.
(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.
(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholder. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	Jun/2020	Jun/2019 Restated	Jun/2020	Jun/2019	Jun/2020	Jun/2019	Jun/2020	Jun/2019 Restated
Net revenue	**22,618,524**	**25,043,272**	**1,779,055**	**1,537,174**	**(584,566)**	**(265,190)**	**23,813,013**	**26,315,256**
Cost of products sold	(20,348,922)	(21,945,352)	(1,371,729)	(1,309,310)	613,821	291,058	(21,106,830)	(22,963,604)
	2,269,602	**3,097,920**	**407,326**	**227,864**	**29,255**	**25,868**	**2,706,183**	**3,351,652**
Income (expenses)								
Selling and distribution	(764,273)	(790,184)	(123,224)	(101,849)			(887,497)	(892,033)
(Loss) reversals for impairment of trade accounts receivable	(10,412)	1,154	(764)	(1,792)			(11,176)	(638)
General and administrative	(816,986)	(896,961)	(71,389)	(60,020)	68		(888,307)	(956,981)
Research and development	(109,508)	(110,869)					(109,508)	(110,869)
Results from equity investments	(1,339,282)	(132,339)			1,317,075	131,884	(22,207)	(455)
Other income	169,291	1,876,449	162,528	213,373			331,819	2,089,822
Other expenses	(1,730,357)	(500,957)	(7,638)	(21,545)			(1,737,995)	(522,502)
	(2,331,925)	**2,544,213**	**366,839**	**256,031**	**1,346,398**	**157,752**	**(618,688)**	**2,957,996**
Financial results								
Financial expenses	(1,970,270)	(1,374,259)	(739,139)	(578,506)	210,454	157,219	(2,498,955)	(1,795,546)
Financial income	505,597	582,763	40,981	26,394	(210,454)	(157,219)	336,124	451,938
Exchange rate variations, net	(4,513,127)	(529,813)	(1,961,129)	60,001	(40,658)	(28,236)	(6,514,914)	(498,048)
	(5,977,800)	**(1,321,309)**	**(2,659,287)**	**(492,111)**	**(40,658)**	**(28,236)**	**(8,677,745)**	**(1,841,656)**
Profit (loss) before income tax and social contribution	**(8,309,725)**	**1,222,904**	**(2,292,448)**	**(236,080)**	**1,305,740**	**129,516**	**(9,296,433)**	**1,116,340**
IR and CSL - current and deferred	2,193,320	(204,360)	547,682	62,601			2,741,002	(141,759)
	2,193,320	**(204,360)**	**547,682**	**62,601**			**2,741,002**	**(141,759)**
Profit (loss)for the period	**(6,116,405)**	**1,018,544**	**(1,744,766)**	**(173,479)**	**1,305,740**	**129,516**	**(6,555,431)**	**974,581**

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations			Consolidated
	Jun/2020	Jun/2019	Jun/2020	Jun/2019	Jun/2020	Jun/2019	Jun/2020	Jun/2019
Profit (loss) before income tax and social contribution	(8,309,725)	1,222,904	(2,292,448)	(236,080)	1,305,740	129,516	(9,296,433)	1,116,340
Adjustments for reconciliation of profit (loss)								
Depreciation, amortization and depletion	1,428,989	1,290,123	543,186	466,773	(29,323)	(25,868)	1,942,852	1,731,028
Results from equity investments	1,339,282	132,339			(1,317,075)	(131,884)	22,207	455
Interest and monetary and exchange variations, net	7,797,527	926,708	2,305,169	483,542	40,658	28,236	10,143,354	1,438,486
Reversal of provisions	92,743	(346,214)					92,743	(346,214)
Provisions - Leniency agreement		409,877						409,877
Provision - geological event in Alagoas	1,581,168						1,581,168	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(9,732)	(1,850,965)					(9,732)	(1,850,965)
Loss (reversals) for impairment of trade accounts receivable	7,240	638					7,240	638
Provision for losses and write-offs of long-lived assets	(9,791)	3,934		369			(9,791)	4,303
	3,917,701	**1,789,344**	**555,907**	**714,604**			**4,473,608**	**2,503,948**
Changes in operating working capital								
Other financial assets	3,746,107	(3,680,460)					3,746,107	(3,680,460)
Financial investments	(1,278,515)	1,766,689					(1,278,515)	1,766,689
Trade accounts receivable	(326,147)	359,920	(214,749)	286,550	201,281	(128,017)	(339,615)	518,453
Inventories	927,750	141,504	(27,782)	15,900			899,968	157,404
Taxes recoverable	912,620	695,200	(59,607)	3,971			853,013	699,171
Prepaid expenses	(198,032)	20,212	189,674	26,810			(8,358)	47,022
Other receivables	(39,723)	(237,321)	(154,423)	(60,134)			(194,146)	(297,455)
Trade payables	(4,894,143)	936,207	189,786	(98,922)	(201,281)	128,017	(4,905,638)	965,302
Taxes payable	(37,380)	(520,637)	(271,588)	(11,752)			(308,968)	(532,389)
Advances from customers	282,459	89,258	(10,494)	8,230			271,965	97,488
Leniency agreement	(349,842)	(341,605)					(349,842)	(341,605)
Sundry provisions	(97,375)	(112,826)	(2,919)	2,620			(100,294)	(110,206)
Other payables	(700,856)	2,542	606,585	(7,943)			(94,271)	(5,401)
Cash generated (used) from operations	**1,864,624**	**908,027**	**800,390**	**879,934**			**2,665,014**	**1,787,961**
Interest paid	(688,887)	(714,308)	(399,340)	(316,268)			(1,088,227)	(1,030,576)
Income tax and social contribution paid	(91,239)	(206,385)	(3,325)	(4,825)			(94,564)	(211,210)
Net cash generated (used) by operating activities	**1,084,498**	**(12,666)**	**397,725**	**558,841**			**1,482,223**	**546,175**
Proceeds from the sale of fixed assets and intangible assets	13,438	278,451					13,438	278,451
Acquisitions to property, plant and equipment and intangible assets	(1,417,780)	(1,134,891)	(57,135)	(25,317)			(1,474,915)	(1,160,208)
Net cash used in investing activities	**(1,401,268)**	**(854,329)**	**(57,135)**	**(25,317)**			**(1,458,403)**	**(879,646)**
Short-term and long-term debt								
Acquired	9,110,877	8,817,013					9,110,877	8,817,013
Payments	(1,458,084)	(8,060,112)					(1,458,084)	(8,060,112)
Braskem Idesa borrowings								
Payments			(411,852)	(435,840)			(411,852)	(435,840)
Lease	(296,122)	(168,515)	(23,922)	(29,328)			(320,044)	(197,843)
Dividends paid	(2,375)	(2,475)					(2,375)	(2,475)
Other financial liabilities	(267,228)	499,999					(267,228)	499,999
Cash generated (used) in financing activities	**7,087,068**	**1,085,910**	**(435,774)**	**(465,168)**			**6,651,294**	**620,742**
Exchange variation on cash of foreign subsidiaries	1,356,634	(59,635)	149,459	13,080			1,506,093	(46,555)
Increase in cash and cash equivalents	**8,126,932**	**159,280**	**54,275**	**81,436**			**8,181,207**	**240,716**
Represented by								
Cash and cash equivalents at the beginning for the period	5,786,645	4,584,280	1,017,235	963,357			6,803,880	5,547,637
Cash and cash equivalents at the end for the period	13,913,577	4,743,560	1,071,510	1,044,793			14,985,087	5,788,353
Increase in cash and cash equivalents	**8,126,932**	**159,280**	**54,275**	**81,436**			**8,181,207**	**240,716**

All amounts in thousands, except as otherwise stated

10 Property, plant and equipment

The information on property, plant and equipment was presented in the Company's 2019 annual financial statements, in Note 12.

						Consolidated
			Jun/2020			Dec/2019
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net
Land	683,323		683,323	613,807		613,807
Buildings and improvements	7,677,131	(2,851,160)	4,825,971	7,064,972	(2,492,705)	4,572,267
Machinery, equipment and installations	47,148,833	(26,671,092)	20,477,741	44,439,196	(24,789,920)	19,649,276
Projects and stoppage in progress	8,912,074		8,912,074	7,009,473		7,009,473
Other	1,874,962	(1,375,864)	499,098	1,726,026	(1,255,668)	470,358
Total	**66,296,323**	**(30,898,116)**	**35,398,207**	**60,853,474**	**(28,538,293)**	**32,315,181**

						Parent company
			Jun/2020			Dec/2019
	Cost	Accumulated depreciation/ depletion	Net	Cost	Accumulated depreciation/ depletion	Net
Land	356,768		356,768	356,778		356,778
Buildings and improvements	1,917,976	(1,201,363)	716,613	1,933,982	(1,192,132)	741,850
Machinery, equipment and installations	31,517,487	(21,618,031)	9,899,456	31,190,776	(20,997,843)	10,192,933
Projects and stoppage in progress	3,873,141		3,873,141	3,760,656		3,760,656
Other	1,277,164	(995,710)	281,454	1,243,406	(953,466)	289,940
Total	**38,942,536**	**(23,815,104)**	**15,127,432**	**38,485,598**	**(23,143,441)**	**15,342,157**

Capitalized charges in the six-month period ended June 30, 2020 was R$151,639 in Consolidated and R$46,122 in Parent company (for the period ended June 30, 2019 was R$90,680 in Consolidated and R$34,382 in the Parent company)

11 Intangible assets

The information on intangible assets was presented in the 2019 annual financial statements of the Company, in Note 13.

						Consolidated
			Jun/2020			Dec/2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,804)	2,058,874	3,187,678	(1,128,804)	2,058,874
Trademarks and patents	481,591	(212,920)	268,671	451,415	(199,800)	251,615
Software and use rights	947,060	(660,711)	286,349	874,159	(602,223)	271,936
Contracts with customers and suppliers	392,180	(223,525)	168,655	392,180	(212,517)	179,663
Total	**5,008,509**	**(2,225,960)**	**2,782,549**	**4,905,432**	**(2,143,344)**	**2,762,088**

All amounts in thousands, except as otherwise stated

						Parent company
			Jun/2020			Dec/2019
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Goodwill based on future profitability	3,187,678	(1,128,805)	2,058,873	3,187,678	(1,128,805)	2,058,873
Trademarks and patents	251,118	(175,767)	75,351	251,118	(173,286)	77,832
Software and use rights	702,513	(496,077)	206,436	690,249	(485,438)	204,811
Contracts with customers and suppliers	392,181	(223,525)	168,656	392,181	(212,517)	179,664
Total	**4,533,490**	**(2,024,174)**	**2,509,316**	**4,521,226**	**(2,000,046)**	**2,521,180**

The amortization in the six-month period ended June 30, 2020 was R$34,680 in Consolidated and R$24,160 in the Parent company (for the period ended June 30, 2019 was R$29,668 in Consolidated and R$21,935 in the Parent company).

12 Right-of-use assets and Lease Liability

The information on right-of-use assets and lease liability was presented in the 2019 annual financial statements of the Company, in Note 14.

(a) Right-of-use assets

						Consolidated
			Jun/2020			Dec/2019
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	288,443	(60,055)	228,388	235,828	(23,658)	212,170
Computer equipment and goods	15,014	(4,704)	10,310	13,692	(1,169)	12,523
Machinery and equipment	884,039	(188,313)	695,726	880,915	(137,667)	743,248
Ships	1,054,041	(283,037)	771,004	1,057,165	(191,778)	865,387
Rail cars	1,155,877	(297,176)	858,701	909,155	(163,115)	746,040
Vehicles	38,118	(16,932)	21,186	36,834	(10,548)	26,286
Land	3,897	(260)	3,637			
Total	**3,439,429**	**(850,477)**	**2,588,952**	**3,133,589**	**(527,935)**	**2,605,654**

						Parent company
			Jun/2020			Dec/2019
	Cost	Depreciation	Net	Cost	Depreciation	Net
Buildings and constructions	90,967	(27,924)	63,043	88,630	(7,119)	81,511
Computer equipment and goods	12,855	(4,006)	8,849	11,879	(719)	11,160
Machinery and equipment	863,362	(180,864)	682,498	864,595	(133,325)	731,270
Ships	855,283	(244,387)	610,896	906,495	(191,778)	714,717
Vehicles	31,943	(12,912)	19,031	31,805	(8,586)	23,219
Land	3,897	(260)	3,637			
Total	**1,858,307**	**(470,353)**	**1,387,954**	**1,903,404**	**(341,527)**	**1,561,877**

All amounts in thousands, except as otherwise stated

(b) Lease Liability

	Consolidated	Parent Company
Balance at December 31, 2019	**2,676,896**	**1,621,778**
Acquired	138,945	122,177
Disposals	(78,320)	(78,320)
Interests and monetary and exchange variations, net	358,936	271,179
Currancy translation adjustments	283,765	
Payments	(320,044)	(204,867)
Interest paid	(93,416)	(62,493)
Balance at June 30, 2020	**2,966,762**	**1,669,454**
Current liability	771,552	474,008
Non-current liability	2,195,210	1,195,446
Total	**2,966,762**	**1,669,454**

13 Trade account payables

		Consolidated		Parent company	
	Note	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Trade payables:					
Domestic market					
Third parties		1,197,774	1,081,076	1,192,888	1,053,680
Related parties	7	528,138	155,980	540,894	184,471
		1,725,912	1,237,056	1,733,782	1,238,151
Foreign market					
Third parties	(i)	6,951,372	7,964,536	314,015	402,527
Related parties	7			6,386,850	7,652,964
		6,951,372	7,964,536	6,700,865	8,055,491
Present value adjustment - foreign market	(ii)	(42,712)	(80,766)	(39,179)	(81,935)
		8,634,572	**9,120,826**	**8,395,468**	**9,211,707**
Current liabilities		8,566,916	9,116,989	8,327,812	9,207,870
Non-current liabilities		67,656	3,837	67,656	3,837
Total		**8,634,572**	**9,120,826**	**8,395,468**	**9,211,707**

(i) Considers R$5.3 billion (R$6.7 billion in 2019) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(ii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 day is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands, except as otherwise stated

14 Borrowings

The information on borrowings was presented in the 2019 annual financial statements of the Company, in Note 16.

(a) Borrowings (i)

	Annual financial charges		Consolidated
		Jun/2020	Dec/2019
Foreign currency			
Bonds	US dollar exchange variation + interest between 3.50 and 7.38	33,704,023	24,583,325
Advances on exchange contracts	US dollar exchange variation + 3.97	1,931,961	
Export prepayment	US dollar exchange variation + semiannual Libor + 1.61	578,900	457,712
Export prepayment	US dollar exchange variation + quartely Libor + interest between 1.75 and 2.50	882,046	405,581
Investments	US dollar exchange variation + semiannual Libor + 0.65	1,074,906	751,376
Revolving Credit Facility	US dollar exchange variation + monthly Libor + 1.25	5,476,216	
Other	US dollar exchange variation + semiannual Libor + interest between -1.00 and 1.65	3,057,755	1,952,667
Transactions costs		(602,014)	(499,194)
		46,103,793	**27,651,467**
Current liabilities		3,568,745	676,831
Non-current liabilities		42,535,048	26,974,636
Total		**46,103,793**	**27,651,467**
Local currency			
Export credit notes	100.00 of CDI + 0.70	403,738	405,642
Commercial notes	100.00 of CDI + 0.85	551,948	554,307
BNDES	4.00	10,768	19,998
BNDES	IPCA + 6.04	268,493	270,520
BNB/ FINEP/ FUNDES/FINISA/FINAME	3.36	54,343	78,776
FINAME	TLP + 6.00	207	324
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	5,436	5,582
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	29,664	32,152
Other	19.14	184	237
Transactions costs		(1,819)	(2,029)
		1,322,962	**1,365,509**
Current liabilities		79,812	98,093
Non-current liabilities		1,243,150	1,267,416
Total		**1,322,962**	**1,365,509**
Foreign currency and local currency			
Current liabilities		3,648,557	774,924
Non-current liabilities		43,778,198	28,242,052
Total		**47,426,755**	**29,016,976**

		Parent company
	Jun/2020	Dec/2019
Foreign currency		
Current liabilities	2,332,138	50,511
Non-current liabilities	3,021,793	2,242,880
	5,353,931	**2,293,391**
Local currency		
Current liabilities	77,292	95,884
Non-current liabilities	1,235,908	1,259,028
	1,313,200	**1,354,912**
Foreign currency and local currency		
Current liabilities	2,409,430	146,395
Non-current liabilities	4,257,701	3,501,908
Total	**6,667,131**	**3,648,303**

(i) At June 30, 2020, the Company complied with all covenants.

All amounts in thousands, except as otherwise stated

(b) Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated	
	Jun/2020	Dec/2019
2021	253,819	380,324
2022	2,093,019	1,549,976
2023	7,317,232	1,416,730
2024	5,781,811	4,418,409
2025	1,044,860	369,725
2026	471,799	350,320
2027	400,802	297,382
2028	7,217,695	5,314,976
2029	87,438	71,326
2030	8,172,455	6,068,078
2031 and thereafter	10,937,268	8,004,806
Total	**43,778,198**	**28,242,052**

(c) Guarantees

Braskem gave collateral for part of its borrowings as follows:

Loans	Maturity	Total debt Jun/2020	Total guaranteed	Guarantees
BNB	March-2023	22,134	22,134	Bank surety
BNDES	January-2021	10,768	10,768	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	July-2024	28,257	28,257	Bank surety
FINAME	April-2021	207	207	Pledge of equipment
FINISA	December-2023	3,952	3,952	Bank surety
BNB-FNE	December-2027	5,436	5,436	Bank surety and pledge of reserve liquidity fund.
Other	July-2021	183	183	Pledge of equipment
Total		**70,937**	**70,937**	

All amounts in thousands, except as otherwise stated

15 Braskem Idesa Financing

The information on Braskem Idesa borrowings was presented in the Company's 2019 annual financial statements in Note 17.

Identification	Principal amount US$	Maturity	Charges (% per year)	Consolidated Jun/2020	Dec/2019
Project finance					
Project finance I	700,000	February-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,749,090	2,149,002
Project finance II	210,000	February-2027	Us dollar exchange variation + 6.17	774,848	608,260
Project finance III	600,000	February-2029	Us dollar exchange variation + 4.33	2,382,797	1,849,896
Project finance IV	660,000	February-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,680,803	2,078,545
Total under current liabilities	**2,170,000**			**8,587,538**	**6,685,703**
Bond	**900,000**	November-2029	Us dollar exchange variation + 7.45	**4,953,797**	**3,640,381**
Transactions costs				(360,007)	(344,358)
Total				**13,181,328**	**9,981,726**
Current liabilities				1,106,715	744,408
Non-current liabilities				12,074,613	9,237,318
Total				**13,181,328**	**9,981,726**

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the company itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind. As of June 30, 2020, Braskem Idesa was in compliance with all covenants.

16 Debentures

The information related to debentures was presented in the 2019 annual financial statements of the Company, in Note 18. The debentures were issued by the subsidiaries Cetrel and DAC.

Issue date	Issuer	Series	Maturity	Annual financial charges (%)	Jun/2020	Dec/2019
March-2013	DAC	Single	March-2025	IPCA + 6%	190,248	202,992
September-2013	Cetrel	Single	September-2025	126.5% of CDI	65,315	71,575
					255,563	**274,567**
Current liabilities					52,892	46,666
Non-current liabilities					202,671	227,901
Total					**255,563**	**274,567**

All amounts in thousands, except as otherwise stated

(a) Payment schedule

The maturity profile of the long-term debentures is as follows:

		Consolidated
	Jun/2020	Dec/2019
2021	26,195	52,078
2022	52,432	52,100
2023	52,457	52,125
2024	52,484	52,153
2025	19,103	19,445
Total	**202,671**	**227,901**

(b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

17 Reconciliation of borrowing activities in the statement of cash flow

							Consolidated Current and non-current
	Borrowings, debentures and Braskem Idesa financing						
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Lease	Dividends	Other financial liabilities
Balance at December 31, 2019	**29,016,976**	**274,567**	**29,291,543**	**9,981,726**	**2,676,896**	**6,502**	**516,933**
Acquired	9,110,877		9,110,877				(267,228)
Payments	(1,442,516)	(15,568)	(1,458,084)	(411,852)	(320,044)	(2,375)	
Cash used in financing activities	**7,668,361**	**(15,568)**	**7,652,793**	**(411,852)**	**(320,044)**	**(2,375)**	**(267,228)**
Other changes							
Interest paid	(594,484)	(11,955)	(606,439)	(388,372)	(93,416)		
Interest and monetary and exchange variations, net	4,211,163	8,519	4,219,682	2,595,134	358,936		12,885
Acquired					138,945		
Disposal					(78,320)		
Currency translation adjustments	7,124,739		7,124,739	1,404,692	283,765		
	10,741,418	**(3,436)**	**10,737,982**	**3,611,454**	**609,910**		**12,885**
Balance at June 30, 2020	**47,426,755**	**255,563**	**47,682,318**	**13,181,328**	**2,966,762**	**4,127**	**262,590**

All amounts in thousands, except as otherwise stated

18 Financial instruments

The information related to financial instruments was presented in the 2019 financial statements of the Company, in Note 20.

18.1 Non-derivative financial instruments and other liabilities – consolidated

	Note	Classification by category	Fair value hierarchy	Book value Jun/2020	Book value Dec/2019	Fair value Jun/2020	Fair value Dec/2019
Cash and cash equivalents	3						
Cash and banks		Amortized cost		6,681,774	2,303,231	6,681,774	2,303,231
Financial investments in Brazil		Fair value through profit or loss	Level 2	2,947,081	1,963,185	2,947,081	1,963,185
Financial investments abroad		Fair value through profit or loss	Level 2	5,356,232	2,537,464	5,356,232	2,537,464
				14,985,087	**6,803,880**	**14,985,087**	**6,803,880**
Financial investments	4						
LFT's and LF's		Fair value through profit or loss	Level 2	1,268,559	1,588,426	1,268,559	1,588,426
Time deposit investments		Amortized cost	Level 2	34,269	38,759	34,269	38,759
Other		Fair value through profit or loss	Level 2	1,733,104	70,027	1,733,104	70,027
				3,035,932	**1,697,212**	**3,035,932**	**1,697,212**
Trade accounts receivable	5	Amortized cost		**2,925,806**	**2,246,248**	**2,925,806**	**2,246,248**
Trade accounts receivable	5	Fair value through profit or loss	Level 2	**74,226**	**60,403**	**74,226**	**60,403**
Trade payables	13	Amortized cost		**8,634,572**	**9,120,826**	**8,634,572**	**9,120,826**
Borrowings	14	Amortized cost					
Foreign currency - Bond			Level 1	33,704,023	24,583,325	32,476,933	25,790,532
Foreign currency - other borrowings			Level 2	13,001,784	3,567,336	16,104,663	3,218,410
Local currency			Level 2	1,324,781	1,367,538	2,120,051	1,075,803
				48,030,588	**29,518,199**	**50,701,647**	**30,084,745**
Braskem Idesa borrowings	15	Amortized cost					
Project Finance			Level 2	8,587,538	6,685,703	13,555,391	6,116,434
Bond			Level 1	4,953,797	3,640,381	4,635,054	3,892,878
				13,541,335	**10,326,084**	**18,190,445**	**10,009,312**
Debentures	16	Amortized cost	Level 2	**255,563**	**274,567**	**264,236**	**293,282**
Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		**3,339,025**	**2,395,887**	**3,339,025**	**2,395,887**
Leniency agreement	23	Amortized cost		**1,459,683**	**1,742,268**	**1,459,683**	**1,742,268**
Provision - geological event in Alagoas	26	Amortized cost		**4,583,530**	**3,383,067**	**4,583,530**	**3,383,067**
Other financial liabilities		Amortized cost		**262,590**	**516,933**	**262,590**	**516,933**

All amounts in thousands, except as otherwise stated

18.2 Derivative financial instruments

18.2.1 Changes

Identification	Note	Fair value hierarchy	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Accumulated OCI (equity)	Net (Asset)/ Liability Dec/2019	Change in fair value	Financial settlement	Net (Asset)/ Liability Jun/2020
Non-hedge accounting transactions									
Exchange swap		Level 2	Argentine peso	Dollar		296	521	(941)	(124)
NCE swap		Level 2	Real	Dollar		25,604	159,766	(2,403)	182,967
Swap ACC		Level 2	Dollar	Real			1,266		1,266
						25,900	161,553	(3,344)	184,109
Hedge accounting transactions									
Dollar put option	(a.i)	Level 2	Real	Dollar	(731,348)	(2,298)	904,089	(170,443)	731,348
Dollar swap	(a.ii)	Level 2	Real	Dollar+Fixed rates		38,620	12,091	(50,711)	
Interest rate swaps	(a.iii)	Level 2	Libor	Fixed rates	(389,867)	26,707	174,712	(5,436)	195,983
Dollar swap CDI	(a.ii)	Level 2	Real	Dollar+Fixed rates	(555,747)	107,246	552,251		659,497
					(1,676,962)	170,275	1,643,143	(226,590)	1,586,828
Derivatives									
Current assets						(4,712)			(2,629)
Non-current assets						(17,877)			(2,277)
Current liabilities						49,251			936,078
Non-current liabilities						169,513			839,765
						196,175			1,770,937

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On June 30, 2020, Braskem held a total notional amount of put options of R$1.8 billion, with an average strike price of 3.85 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.3 billion, with an average strike price of R$/US$5.26. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 2019. The amount paid in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive income" and will be recognized in the financial result only upon the maturity of each installment.

All amounts in thousands, except as otherwise stated

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to Libor

Identification	Nominal value US$	Hedge (interest rate per year)	Maturity	Fair value, net Jun/2020	Dec/2019
Swap Libor I to VI	662,535	1.9825%	Aug-2025	195,983	26,707
Total	**662,535**			**195,983**	**26,707**
Derivatives					
Current liabilities				58,578	5,768
Non-Current liabilities				137,405	20,939
Total				**195,983**	**26,707**

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 15. This hedge operation shares the same guarantees with the Project Finance.

18.3 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

On June 30, 2020, exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2020	181,000
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,455,854

The following table shows the changes in financial instruments designated for this hedge in the period:

US$	Dec/2019	Hedge discontinued	Realizated discontinued hedge	Designations	Jun/2020
Designated balance	5,398,854	(724,000)	181,000	600,000	5,455,854

All amounts in thousands, except as otherwise stated

On June 30, 2020, the maturities of financial liabilities designated for this hedge, within the scope of the consolidated balance sheet, were as follows:

	Total nominal value US$
2020	181,000
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,455,854

Considering the cash generation in recent quarters, the Management of the Company believed the moment was opportune for prepaying dollar-denominated obligations, including liabilities designated for hedging the currency. As a result of the decision, the amount of US$181,000 was discontinued prospectively. The exchange variation on the discontinued amount, of R$578,657, which is recorded under Shareholders' Equity as "Other comprehensive income" will be reclassified under net financial income (expenses) as of July 2020, as the hedged exports are realized.

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge descontinued - Third quarter 2020	181,000	2,0017	5,1987	578,657
	181,000			**578,657**

The following table presents the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated for currency hedge for the six-month period ended June 30, 2020:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	181,000	2,0017	4,2119	400,047
Second quarter	181,000	2,0017	5,1987	578,657
	362,000			**978,704**

All amounts in thousands, except as otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2019	**(8,408,164)**	**2,858,775**	**(5,549,389)**
Exchange variation recorded in the period on OCI / IR and CSL	(8,346,591)	2,837,841	(5,508,750)
Exchange variation transferred to profit or loss / IR and CSL	978,704	(332,759)	645,945
At June 30, 2020	**(15,776,051)**	**5,363,857**	**(10,412,194)**

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

As of June 30, 2020, designated, unrealized and non-discontinued sales were as follows:

	Nominal value US$
2020	94,743
2021	208,945
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,466,185

The following table shows the changes in financial instruments designated for this hedge in the period:

					US$
	Dec/2019	Discontinued hedge	Realizated discontinued hedge	New designations	Jun/2020
Designated balance	2,552,407	(62,256)	20,312		2,466,185

All amounts in thousands, except as otherwise stated

On June 30, 2020, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2020	94,743
2021	208,945
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,466,185

The following table provides the amounts of hedge accounting discontinued in the six-month period ended June 30, 2020 (US$797,837), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May-2016	10,758	13.4541	17.9915	48,813	10,417
Hedge discontinued in Dec-2019	755,710	13.6663	19.6113	4,492,696	958,741
Hedge discontinued in Dec-2019	30,505	13.4541	19.3247	179,083	38,216
Hedge discontinued in Fev-2020	864	13.4541	18.5712	4,421	943
	797,837			**4,725,013**	**1,008,317**

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the six-month period ended June 30, 2020:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	61,369	13.6555	18.9637	325,759	75,162
Second quarter	65,612	13.6539	22.4746	578,744	139,205
	126,981			**904,503**	**214,367**

All amounts in thousands, except as otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

	Exchange variation	IR	Net effect
At December 31, 2019	**(2,560,436)**	**768,865**	**(1,791,571)**
Exchange variation recorded in the period on OCI / IR	(2,262,477)	678,743	(1,583,734)
Exchange variation transferred to profit or loss / IR	214,367	(64,310)	150,057
At June 30, 2020	**(4,608,546)**	**1,383,298**	**(3,225,248)**

18.4 Credit quality of financial assets

(a) Trade accounts receivable

Virtually none of Company's clients have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On June 30, 2020 and December 31, 2019, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

				(%)
			Jun/2020	Dec/2019
1	Minimal Risk		75.48	74.23
2	Low Risk		12.54	14.89
3	Medium Risk		8.61	7.82
4	High Risk		2.26	1.06
5	Very High Risk	(i)	1.11	1.99

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators:

	Last 12 months	
	Domestic market	Export market
June 30, 2020	0.18%	0.13%
December 31, 2019	0.05%	0.17%
June 30, 2019	0.05%	0.19%

This calculation considers the amount of accounts receivable overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

All amounts in thousands, except as otherwise stated

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		Jun/2020	Dec/2019
Financial assets with risk assessment			
AAA		11,817,972	5,475,075
AA+		387,987	109,933
AA		552,172	
AA-		171,626	1,458,424
A+		3,479,813	159,848
A		34,269	121,132
A-		144,979	1,171,746
BBB+		1,423,374	
BBB		44	
		18,012,236	8,496,158
Financial assets without risk assessment			
Other financial assets with no risk assessment	(i)	8,783	4,934
		8,783	4,934
Total		**18,021,019**	**8,501,092**

(i) Investments approved by the Management of the Company, in accordance with the financial policy.

18.5 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On June 30, 2020, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian real exchange rate;
- Mexican peso/Brazilian real exchange rate;
- Libor floating interest rate;
- Selic interest rate;
- CDI interest rate;
- TJLP interest rate; and
- IPCA interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

All amounts in thousands, except as otherwise stated

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the loss that could result in one month as from June 30, 2020, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$79,907 for put options and call options (Note 18.2.1 (a.i)), US$1,032 for the swap of Libor related to Braskem Idesa project, US$26,853 for Dollar swap (Note 18.2.1(a.ii)) and US$8,401 for NCE swap.

(c) Selection of scenarios

(c.i) Probable scenario

The *Focus* Market Readout published by the Central Bank of Brazil on was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, the Selic interest rate and the CDI interest rate, based on June 26, 2020.

The probable scenario for the TJLP rate considers the same variation as in the Selic policy rate, i.e., a reduction of 0.25 p.p. to 4.66%.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, Braskem used the consensus forecast of the Federal Reserve for the Federal Funds Rate at the end of the year, which was published in June 2020, in comparison with the Treasury Rate on June 30, 2020. For adverse scenarios, increases of 25% and 50% from current market levels were adopted.

(c.i.i) Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date June 30. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected on a daily basis. Therefore, during the period for reporting these Quarterly Financial Statements the current value and the probable scenario of these parameters may have changed. However, the gains and losses for Braskem in these probable stress scenarios are analyzed by increasing each variable as of the reporting date by 25% and 50%. The results of this analysis are presented in Note (c.ii).

All amounts in thousands, except as otherwise stated

(c.ii) Possible and extreme adverse scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

			Gain (losses)
Instrument / Sensitivity	Probable	Possible adverse (25%)	Extreme adverse (50%)
Brazilian real/U.S. dollar exchange rate			
Bonds	1,948,422	(9,664,455)	(19,328,910)
Working Capital / other	289,895	(1,437,920)	(2,875,841)
Braskem Idesa borrowings	432,827	(2,146,884)	(4,293,769)
Export prepayments	73,634	(365,236)	(730,473)
Advance of exchange contract	83,490	(414,124)	(828,248)
Investments	54,177	(268,726)	(537,453)
SACE	108,696	(539,148)	(1,078,295)
Dollar put option	241,017	(1,491,339)	(3,173,313)
Swap NCE	30,187	(145,082)	(290,944)
Dollar swap x CDI	105,964	(476,079)	(960,467)
Financial investments abroad	(498,831)	2,474,272	4,948,544
Libor floating interest rate			
Working Capital / other	5,099	(8,931)	(17,862)
Export prepayments	2,957	(5,180)	(10,361)
Swaps	(2,124)	9,883	17,491
Braskem Idesa borrowings	30,518	(53,456)	(106,912)
CDI interest rate			
Export credit notes	13,119	(10,025)	(18,879)
Debentures	2,508	(329)	(2,351)
Swap ACC	(32)	(7)	(7)
Financial investments in local currency	(20,066)	38,201	78,551
IPCA interest rate			
Debentures	5,626	(6,104)	(12,325)
TLP interest rate			
FINAME		(1)	(3)
Selic interest rate			
Leniency agreement	6,931	(15,656)	(31,397)

All amounts in thousands, except as otherwise stated

19 Taxes payable

The information related to taxes payable was presented in the Company's 2019 annual financial statements, in Note 21.

		Consolidated		Parent company
	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Brazil				
IPI	74,824	58,945	74,824	58,945
ICMS	216,002	184,728	211,380	181,188
PIS and COFINS	353,256	150,664	346,712	147,867
Other	52,956	37,857	51,725	35,925
Other countries				
Value-added tax	157,980	11,933		
Other	48,954	8,112		
Total	**903,972**	**452,239**	**684,641**	**423,925**
Current liabilities	729,858	322,886	510,527	294,572
Non-current liabilities	174,114	129,353	174,114	129,353
Total	**903,972**	**452,239**	**684,641**	**423,925**

All amounts in thousands, except as otherwise stated

20 Income tax ("IR") and social contribution ("CSL")

(a) Reconciliation of the effects of income tax and social contribution on profit or loss

	Consolidated		Parent company	
	Jun/2020	Jun/2019	Jun/2020	Jun/2019
Income (loss) before IR and CSL	**(9,296,433)**	**1,116,340**	**(8,592,881)**	**1,056,088**
IR and CSL at the rate of 34%	3,160,787	(379,556)	2,921,580	(359,070)
Permanent adjustments to the IR and CSL calculation basis				
IR and CSL on equity in results of investees	7,550	(155)	(102,113)	417,922
Tax benefits (Sudene and PAT)		11,765		11,765
Difference of rate applicable to each country	(73,227)	234,328		
Other permanent adjustments	(354,108)	(8,141)	(351,564)	(114,568)
Effect of IR and CSL on results of operations	**2,741,002**	**(141,759)**	**2,467,903**	**(43,951)**
Breakdown of IR and CSL:				
Current IR and CSL expense				
Current year	(200,173)	(144,815)	(214)	193
	(200,173)	**(144,815)**	**(214)**	**193**
Deferred IR and CSL expense				
Origination and reversal of temporary differences	2,941,175	3,056	2,468,117	(44,144)
	2,941,175	**3,056**	**2,468,117**	**(44,144)**
Total	**2,741,002**	**(141,759)**	**2,467,903**	**(43,951)**

All amounts in thousands, except as otherwise stated

(b) Breakdown of deferred income tax and social contribution

(b.i) According to tax collection records

	Consolidated		Parent company	
Asset	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Tax losses (IR) and negative base (CSL)	4,682,106	2,150,692	916,946	58,421
Goodwill amortized	14,099	21,677	3,006	3,188
Exchange variations	5,129,127	1,132,351	5,129,127	1,132,351
Temporary adjustments	2,929,664	2,357,267	2,852,027	2,318,243
Business combination	70,875	85,539	70,875	85,539
Tax credits	51,615	49,833	51,615	49,833
Other	44,252	62,288	31,972	31,972
	12,921,738	5,859,647	9,055,568	3,679,547
Liability				
Amortization of goodwill based on future profitability	722,376	722,685	715,568	715,568
Tax depreciation	1,982,346	1,911,214	900,001	946,695
Temporary adjustments	695,303	424,400		
Business combination	1,302	1,302	1,302	1,302
Present value adjustment and amortized cost	59,777	11,276	59,777	11,276
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	372,931	393,773	372,930	393,773
Other	5,436	5,437	3,516	3,516
	3,839,471	3,470,087	2,053,094	2,072,130

(b.ii) Offset for the purpose of presentation in the balance sheet (consolidated)

				Jun/2020
	Headquarters (Country)	Tax calculation	IR and CSL Offsetting	Balance
Assets				
Braskem S.A.	Brazil	9,055,568	(2,053,094)	7,002,474
Braskem Argentina	Argentina	1,318		1,318
Braskem Alemanha	Germany	41,760		41,760
Braskem Chile	Chile	263	(263)	
Braskem Idesa	Mexico	3,730,207	(1,321,185)	2,409,022
Braskem Idesa Serviços	Mexico	10,178		10,178
Braskem México Serviços	Mexico	7,517		7,517
Cetrel	Brazil	22,933	(5,457)	17,476
DAC	Brazil	51,994	(1,351)	50,643
		12,921,738	(3,381,350)	9,540,388
Liabilities				
Braskem S.A	Brazil	2,053,094	(2,053,094)	
Braskem America	USA	456,464		456,464
Braskem Chile	Chile	1,920	(263)	1,657
Braskem Idesa	Mexico	1,321,185	(1,321,185)	
Cetrel	Brazil	5,457	(5,457)	
DAC	Brazil	1,351	(1,351)	
		3,839,471	(3,381,350)	458,121

All amounts in thousands, except as otherwise stated

	Headquarters (Country)	Tax calculation	IR and CSL Offsetting	Dec/2019 Balance
Assets				
Braskem S.A.	Brazil	3,679,547	(2,072,130)	1,607,417
Braskem Argentina	Argentina	1,010		1,010
Braskem Alemanha	Germany	28,176		28,176
Braskem Chile	Chile	162	(162)	
Braskem Idesa	Mexico	2,056,723	(1,117,641)	939,082
Braskem México Serviços	Mexico	9,677		9,677
Cetrel	Brazil	24,313	(5,846)	18,467
DAC	Brazil	60,039	(1,272)	58,767
		5,859,647	**(3,197,051)**	**2,662,596**
Liabilities				
Braskem S.A	Brazil	2,072,130	(2,072,130)	
Braskem America	USA	271,285		271,285
Braskem Chile	Chile	1,913	(162)	1,751
Braskem Idesa	Mexico	1,117,641	(1,117,641)	
Cetrel	Brazil	5,846	(5,846)	
DAC	Brazil	1,272	(1,272)	
		3,470,087	**(3,197,051)**	**273,036**

(c) Realization of deferred income tax and social contribution

In the period ended June 30, 2020, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

21 Sundry provisions

The information on sundry provisions was presented in the 2019 annual financial statements of the Company, in Note 23.

	Consolidated		Parent company	
	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Provision for customers rebates (i)	381,453	365,155	379,635	362,074
Provision for environmental damages	78,722	84,110	22,382	22,536
Other	76,120	55,941	42,587	31,258
Total	**536,295**	**505,206**	**444,604**	**415,868**
Current liabilities	165,233	203,134	110,934	141,319
Non-current liabilities	371,062	302,072	333,670	274,549
Total	**536,295**	**505,206**	**444,604**	**415,868**

(i) Braskem maintains a provision for the reparation of environmental damages related to its industrial plants and its businesses. The amount provisioned corresponds to the best estimate of the expenses required to remedy the damages.

All amounts in thousands, except as otherwise stated

22 Contingencies

22.1 Claims with probable loss and contingent liabilities arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2019 annual financial statements, in Note 24.1.

	Consolidated		Parent company	
	Jun/2020	Dec/2019	Jun/2020	Dec/2019
Labor claims	320,531	315,437	316,984	312,148
Tax claims				
Normal operations				
IR and CSL	22,430	22,284	22,430	22,284
PIS and COFINS	198,190	196,356	198,190	196,356
ICMS	47,633	70,645	47,633	70,645
Other tax claims	18,118	18,475	14,476	14,837
	286,371	**307,760**	**282,729**	**304,122**
Business Combination				
IR and CSL	3,644	3,581	3,644	3,581
PIS and COFINS	64,401	63,291	64,401	63,291
ICMS - interstate purchases	302,713	297,456	302,713	297,456
	370,758	**364,328**	**370,758**	**364,328**
Corporate claims	120,051	118,485	120,051	118,485
Civil claims and other	59,769	45,514	57,222	43,145
	1,157,480	**1,151,524**	**1,147,744**	**1,142,228**

All amounts in thousands, except as otherwise stated

22.2 Claims with possible chance of loss

The description of the main claims with possible losses are presented in the 2019 annual financial statements, in Note 24.2.

		Consolidated	
	Note	Jun/2020	Dec/2019
Civil claims - Alagoas	24	34,345,985	33,973,320
Civil claims - Other		626,939	769,126
Tax claims	(a)	6,629,877	6,199,283
Labor claims		598,923	642,229
Other lawsuits	(b)	953,261	546,743
Total		**43,154,986**	**42,130,701**

(a) Tax

(i) IOF

The Company is a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claim: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by tax authorities; and (ii) requirement to pay IOF/credit on international fund transfers between the Company and CPN Incorporated through a checking account contract and single cash management related to the period from May 2002 to April 2004.

In April 2020, the administrative decision that deemed invalid the claim discussing the characterization of loans in AFAC operations and checking accounts became final and unappealable, reducing this contingency by R$108 million.

On June 30, 2020, the restated amount of this claim is R$60 million. The Company offered guarantee that cover the full amount in litigation.

The external legal advisors of the Company estimate that the judicial process should be concluded by 2024.

(ii) IRPJ and CSLL – Foreign earned income

The Company was notified by the Federal Revenue Service for not subjecting to taxation the income earned abroad by its subsidiary Braskem America Inc. in fiscal year 2015, given the nonconsideration of the tax credits obtained by this foreign subsidiary. The notification also involves allegations of undue offset of social contribution tax loss carryforwards for fiscal year 2016, due to the nonexistence of balances, given the disallowances arising from tax deficiency notices and the applications under tax amnesty programs.

The restated amount of the taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards under said tax deficiency notice was R$276 million.

All amounts in thousands, except as otherwise stated

(b) Other judicial proceedings

(i) Social security

In 2012, the Company withdrew sponsorship of the plans Petros Copesul and Petros PQU, whose private pension entity was Petros, remaining the obligation established under the Sponsorship Withdrawal Instrument to pay the mathematical reserves of Members, pursuant to Complementary Law 109/2001.

After the payment of these reserves in 2015 and with the conclusion of the distribution phase, several beneficiaries filed individual and collective action regarding various claims, such as: (i) Difference of the Individual Withdrawal Fund; (ii) Change in base date; (iii) age limiter; (iv) 90% of supplementation; (vi) Return of Contributions; (vii) Difference in Savings Account Reserve; (viii) Objection against legality of Sponsorship Withdrawal.

In April 2020, the Company engaged an external expert to conduct an actuarial analysis of said cases to identify those suitable for pricing considering their procedural maturity and the particularities of each active pension plan in its National Benefit Plan Register (CNPB).

Currently, this portfolio is composed of 759 active cases deemed as possible in terms of financial contingency, representing an estimated disbursement of R$288.3 million.

Braskem's Management, based on its assessment and in the opinion of its external counsel, estimates that the 245 lawsuits will be concluded in the judicial sphere by 2025. The remaining 514 cases, which claim Difference of the Individual Withdrawal Fund, the object of the Incident of Resolution of Repetitive Demands (IRDR) before the Court of Justice of Rio Grande do Sul State (TJRS) and representing estimated disbursement of R$100.9 million, should be concluded by 2021.

No judicial deposit or any other type of guarantee has been made for this case.

(ii) Social security contributions – hazardous agents

The Company is a party to administrative proceedings and lawsuits that claim: (i) the collection through tax notices of premium for Occupational Accident Risk ("RAT") for funding of special retirement, in view of workers' alleged exposure to hazardous agents, as well as the fine for not disclosing this information in the Individual Payment Bill of the Workers Severance Fund (GFIP) (period from April 1999 to February 2006); (ii) the assessment of premium for RAT in view of workers' alleged exposure to hazardous agents (noise and carcinogenic agents) in the period from January 2016 to July 2018; and (iii) in tax foreclosure, the claim for the aforementioned premium for RAT related to the period from November 2000 to January 2001 and from November 2001 to June 2002. After the new tax notice received in May 2020 in the amount of R$144 million, the total amount of these proceedings on June 30, 2020 is approximately R$191 million.

The external legal advisors of the Company estimate that these administrative proceedings should be concluded by 2022 and 2024, and the only lawsuit should be concluded by 2027.

No deposit or any other type of guarantee for the proceedings still pending in the administrative instance have been made, and the only lawsuit is secured by a performance bond in the amount of R$3.7 million.

All amounts in thousands, except as otherwise stated

23 Leniency agreement

Global Settlement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings. The Company cooperated and continues to cooperate with government authorities from various jurisdictions, including the Department of Justice of the United States (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Prosecution Office (MPF) and the Swiss Office of the Attorney General (OAG).

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were officially ratified as follows:

1. In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.
2. The agreement with the U.S. Department of Justice ("DoJ") was confirmed by a U.S. court ruling on January 26, 2017 ("Plea Agreement").
3. The agreement with the Securities and Exchange Commission ("SEC") was confirmed on February 28, 2017.
4. The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company's collaboration.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$2.4 billion, as follows:

1. US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2. US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3. CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4. R$736,445 to the MPF, paid on July 6, 2017;
5. R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;
6. CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7. R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019;
8. CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019;
9. R$257,256 paid on January 30, 2020 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU, as described above; and
10. CHF16,065 (R$92,586) to the Swiss Office of the Attorney General, related to the third of four annual installments payable until 2021, paid on June 30, 2020.

As informed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office Of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the

All amounts in thousands, except as otherwise stated

execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements").

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million due to the calculations and parameters adopted by CGU/AGU. In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement. The outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will now be restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement. The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025.

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

The amount of outstanding installments, after the CGU/AGU Agreement, discounting the installment paid on January 30, 2020, is approximately R$1.5 billion and will be paid as follows:

1. CHF16,065 to the Swiss Office of the Attorney General, corresponding to last outstanding annual installments, due on June 30, 2021;
2. Approximately R$900 million under the MPF Agreement and CGU/AGU Agreement, in three annual, equal and successive installments adjusted by the variation in the SELIC rate , payable on January 30 of each year as from 2021. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment; and
3. R$409,876 under the CGU/AGU Agreement, adjusted by the variation in the SELIC rate as from the execution date of such agreement, with the first installment of R$284,665 payable on January 30, 2024 and the second, of R$125,211, payable on January 30, 2025.

In 2019, the Company also began negotiations with the Bahia State Prosecution Office, which also adhered to the MPF Agreement, as well as with the Rio Grande do Sul State Prosecution Office, which also adhered to the MPF Agreement. No additional payment is expected to be made by the Company to both offices.

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of any injured parties.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the

All amounts in thousands, except as otherwise stated

conclusion of the monitorship established under the agreements signed on December 21, 2016 ("Agreements") with said authorities. As per the Material Fact notice disclosed by the Company at the time, "the decision of the DoJ and SEC was based on a final report by the independent monitors that attested to the implementation, by the Company, of all the recommendations for structuring and executing its compliance program and that found said program in compliance with the standards established in the Agreements."

The Company is in compliance with all of its obligations under the Agreements.

24 Geological phenomenon - Alagoas

The Company operated, until May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. After an earthquake in the region, in March 2018, the Company started studies through independent specialist institutions to identify the causes of the geological phenomenon and the measures to be taken.

In May 2019, the Brazilian Geological Service (CRPM) issued a report on the phenomenon claiming its causes were related to Braskem's salt mining operations. Despite this, the geological phenomenon of unknown causes continues to be investigated, which requires a series of studies. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With the support of independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting a series of studies focusing on: (i) understanding the geological phenomenon; and (ii) analyzing the situation of the wells. The studies have been shared with the National Mining Agency (ANM), with which the Company has been maintaining constant dialogue.

On November 14, 2019, Braskem presented to the ANM measures for definitively shutting down its salt mining activities in Maceió, with the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of the areas of salt solution mining, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On December 31, 2019, based on its assessment and on that of its external legal advisors, and considering the existing information, the dialogue with authorities and the best estimate of expenses with the various safety measures for residents, the Company recorded a provision of R$3,383,067, of which R$1,450,476 is under current liabilities and R$1,932,591 is under non-current liabilities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement aims to regulate cooperative actions for the relocation of residents from the risk areas and for ensuring their safety without any recognition of fault or causal connection between the geological phenomenon and the activities of the Company.

As per the Agreement, after the transfer of ownership of the properties, the Company undertakes to hire a third party specializing in private health surveillance for the care and safety of the vacated areas and to adopt the necessary measures to prevent the proliferation of vectors of diseases transmissible to people and animals.

All amounts in thousands, except as otherwise stated

In June 2020, the Company received from the Authorities an official letter informing the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió, which expanded the risk area ("New Map") for the relocation of residents. On July 15, 2020, the Company and the Authorities signed an amendment to the Agreement to incorporate the New Map into the Program. The Agreement further provides for the inclusion of properties located in the monitoring area of the New Map in the Support for Relocation and Financial Compensation Program, when such properties present serious structural risks resulting from the geological events that have been occurring in the region, duly recognized by a Technical Board formed by the National Civil Defense, the Municipal Civil Defense and an expert appointed by Braskem.

On June 30, 2020, the total amount of the provision was R$4,583,530, with R$2,615,939 under current liabilities and R$1,967,591 under non-current liabilities.

The following table shows the changes in the provision in the period:

	Consolidated
Balance at December 31, 2019	**3,383,067**
Provisions (reversal of provisions)	1,773,717
Write-offs (*)	(380,705)
Present value adjusment	(192,549)
Balance at June 30, 2020	**4,583,530**
Current liability	2,615,939
Non-current liability	1,967,591
	4,583,530

(*) Of this amount, R$ 293, 143 refers to payments made and R$ 87,562 was reclassified to the trade payables.

Due to the inherent changes in the assumptions related to the provisions arising from new facts and circumstances, the execution time and extent of the action plans, the findings of current and future studies that indicate the recommendations conducted of experts and the outcome of pending lawsuits, the provision could be adjusted over time to reflect new developments.

Studies related to potential environmental, urban and mobility damages in the region could result in the need for additional disbursements and be the subject-matter of an agreement with the authorities. At this time, it is impossible to predict their outcome and the implications for additional disbursements to the costs already provisioned for by the Company.

For Braskem, the goal of a potential agreement is to afford greater legal security for its plan involving the actions being studied, with the suspension and/or termination of the existing lawsuits. A potential agreement is still uncertain and subject to conclusion of ongoing negotiations and approval by the Company and the competent authorities, for which reason it is still impossible to accurately estimate the amount or if the ongoing negotiations will be successful. The estimate of the economic impact of the potential agreement will depend on: (i) an agreement on the environmental and urban recovery plan and a detailed assessment of the estimates of the amounts to be disbursed; (ii) an analysis of the detailed scope of this plan to determine its correspondence to the initiatives and amounts for which provisions already have been accrued; and (iii) the moment of the execution of the plan and expenditures, which will impact the present value of obligations. All accounting impacts, if any, will be recognized in the period in which such agreement is executed.

The amounts included in the provision may be divided among the following action fronts:

a. Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, a provision was accrued in the amount of R$3,038,144, which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation, furniture storage costs and the negotiation of individual agreements for compensation the residents and third parties affected.

b. Actions for closing and monitoring the salt wells. Based on the findings of sonar and geomechanics studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is that they be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are conventional closure, confirmation of the status of natural filling and monitoring.

In addition to the above actions, for 15 of the 35 wells, the recommendations is to create a protection and monitoring area around them, as per the report from the IFG of November 2019.

The total provision for implementing these measures for the 35 wells is R$1,025,766. The amount was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring of the wells. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells and any potential natural alterations.

c. Additional measures not covered by the Agreement, for which the provision amounts to R$519,620, involves expenses related to: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) matters classified as a present obligation for the Company, even if not yet formalized; (iii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; iv) infrastructure to provide services to residents (Residents Center), as well as expenses with moving and with security in the region; and (v) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.

The accounting provision for this action front also may suffer changes as the studies and actions in the region advance.

All obligations assumed under the Agreement do not constitute the recognition of culpability or liability by the Company for the relocation of the people from the risk areas. Braskem will continue to collaborate with the authorities, with the support of independent experts, to identify the causes of the geological events and the implementation of actions to ensure the safety of the communities in the affected districts.

The definition of the necessary measures for the recovery of areas potentially impacted by salt mining activities depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

The Company is negotiating with its insurers the coverage of its insurance policies. These negotiations are in the early stages. Therefore, the payment of compensation will depend on an assessment of the insurance coverage under these policies. Given the uncertainties regarding the matter, no payment of compensation was recognized in the financial statements of the Company.

All amounts in thousands, except as otherwise stated

24.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for residents

This action sought a preliminary injunction for the freezing of R$3.7 billion and the award of damages for losses caused to the residents of the districts of Pinheiro, Mutange and Bebedouro, which was estimated by Plaintiffs at R$6.7 billion.

On January 3, 2020, the court ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"). The Agreement was ratified by the Federal Judge of the 3rd Court of the State of Alagoas and produced the following effects:

(i) the unfreezing of R$3.7 billion (*) previously frozen from the cash balance of Braskem in the context of the Public-Interest Civil Action;
(ii) the substitution of the performance bonds already submitted by the Company to the Court, in the amount of approximately R$6.4 billion, by two performance bonds in the aggregate amount of approximately R$3 billion, of which R$2 billion is to secure the Public-Interest Civil Action filed by the DPE and MPE and R$1 billion is to secure the Public-Interest Civil Action filed by the MPF;
(iii) the elimination of the risk of another freezing of accounts in connection with the Public-Interest Civil Action;
(iv) the dismissal of the action in part with regard to the residents of the area envisaged in the Agreement who opt to enter into individual settlements with the Company to receive financial compensation for relocating from the area.

(*) The unfreezing occurred in January 2020. On December 31, 2019, the updated amount is presented in the caption judicial deposits in current assets in the amount of R$2,571,683 and in non-current assets in the amount of R$1,174,424 corresponding to the long-term portion of the payment schedule.

The Agreement aims to regulate cooperative actions for the relocation of residents from the risk areas and for ensuring their safety without any recognition of fault or causal connection between the geological phenomenon and the activities of the Company. The Agreement area encompasses approximately 4,500 real properties and 17,000 residents, who will be benefited by the Financial Compensation and Support for Relocation Program ("Program") previously implemented by Braskem only for residents affected by the implementation of the protection area. On June 17, 2020, the Company received from Authorities an official letter informing the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió, which included 1,918 properties in the risk area ("New Map").

On July 15, 2020, the Company and the Authorities signed an amendment to the Agreement to incorporate the New Map into the Program.

The Program provides for relocation allowance, rent allowance, household goods transportation, costs with real estate agency, furniture storage costs and assistance from psychologists and social workers. A Residents Center was created with a structure dedicated exclusively to serving and supporting the residents of the districts located in the risk area.

All amounts in thousands, except as otherwise stated

Three Technical Cooperation Agreements were entered into with the Municipal Government of Maceió and the Civil Defense with the aim of establishing a mutual cooperation between the parties for activities to mitigate risks and to ensure public safety. The agreements encompass the execution of studies to understand the phenomenon (high-resolution seismic survey, analysis and seismic survey of the lake, airborne gravimetry, etc.), structure of the monitoring network in the districts and region of the salt wells, installation of a meteorological station, donation of equipment to the Municipal Civil Defense, among other things.

To implement the actions envisaged in the Agreement, the Company undertook to maintain R$1.7 billion in a checking account, with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On June 30, 2020, the balance of said checking account corresponded to R$1,641,332, of which R$1,373,651 is recognized under current assets and R$267,681 under non-current assets.

(ii) Public-Interest Civil Action filed by the Alagoas State Labor Prosecution Office (MPT-AL) – Reparation for workers

Public-Interest Civil Action with a preliminary injunction to freeze a total of R$2.5 billion to guarantee any compensation for pecuniary damages to workers affected by the geological phenomenon. In said lawsuit, the Alagoas State Labor Prosecution Office (MPT-AL) further claimed the award to workers of damages for pain and suffering of R$1 billion and other obligations in the amount of R$125 million, bringing the total claim for damages to R$3.6 billion.

On October 10, 2019, the tenured judge of the lawsuit denied the injunction sought by the MPT-AL.

On February 14, 2020, the Company entered into an agreement with the Labor Prosecution Office (MPT) in the amount of R$40 million for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers from the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected.

With the agreement, the MPT agreed to end the public-interest civil action, releasing Braskem from all claims after the Company makes a judicial deposit of R$40 million, which occurred on March 3, 2020.

(iii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action against Braskem and other defendants seeking approximately R$28.2 billion for social, environmental and property damages, as well as various other corrective and environmental compliance measures, safety plans and the suspension of the Company's government benefits.

In the preliminary injunction phase, the following main claims were made: (i) the accrual of an own private fund in the initial amount of R$3.1 billion for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of R$20.5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company's fixed assets and on the distribution of profits; (iv) a court-ordered freeze of any profits not distributed as of the date hereof; and (v) a suspension of financing with the

All amounts in thousands, except as otherwise stated

Brazilian Development Bank (BNDES) and of government incentives, as well as on the prepayment of financial transactions with the BNDES.

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the Alagoas State Federal Prosecution Office against the Company stated above

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. The Company is in dialogue with the Federal Prosecution Office of Alagoas to reach a potential agreement to conclude this case. The potential agreement is still uncertain and subject to conclusion of negotiations in progress and approval by the Company and competent authorities.

(iv) Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. The plaintiff is claiming damages of R$146 million.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(v) Civil Investigation – Urban Damages

On June 19, 2020, the Company took cognizance of the Civil Investigation launched by the Alagoas State Prosecution Office (MPE) to: 1) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; 2) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and or use of the cited empty spaces left in the districts impacted; 3) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 13, 2020, the Company was requested to provide preliminary information on the planned use of the region. The object of this Investigation is similar to that of the Public-Interest Civil Action filed by the Federal Prosecution Office in Alagoas related to socio-environmental damages referred to in item (iii) above. Since the Investigation is in its initial phase, the conclusion is uncertain and depends on studies and due diligence, detailed evaluations of solutions and negotiations with the authorities.

24.2 Industrial activity

Since the shutdown of its salt mining activities, the Company has been working to adapt its chlor-alkali plant to operate with solid salt to be acquired in the domestic market and/or imported from other regions. The Company expects to resume its industrial activities during in the fourth quarter of 2020.

25 Long-term incentive plan ("ILP Plan")

On March 19, 2020, the Board of Directors approved a new program, the "ILP Plan 2020," in accordance with the terms and conditions of the ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2020, after the vesting period and subject to compliance with all necessary

All amounts in thousands, except as otherwise stated

requirements, is approximately 1,548,000 shares. The program's grant date was April 1, 2020. The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

26 Equity

The information related to the Company's shareholders' equity was presented in its 2019 annual financial statements, in Note 29.

(a) Capital

On June 30, 2020, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

								Amount of shares	
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.33
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			27,566,378	7.99			27,566,378	3.46
Other		12,907,077	2.86	161,312,458	46.74	500,230	100.00	174,719,765	21.92
Total		**451,668,652**	**100.00**	**343,823,073**	**99.64**	**500,230**	**100.00**	**795,991,955**	**99.86**
Treasury shares				1,226,599	0.36			1,226,599	0.15
Total		**451,668,652**	**100.00**	**345,049,672**	**100.00**	**500,230**	**100.00**	**797,218,554**	**100.01**

(i) American Depositary Receipts traded on the New York Stock Exchange (USA).

All amounts in thousands, except as otherwise stated

(b) Other comprehensive income

										Consolidated
	Attributed to shareholders' interest									
	Equity valuation adjustments		Other comprehensive income							
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2018	**151,214**	**5,957**	**(9,469)**	**(7,626,515)**	**(257,508)**	**(53,574)**	**2,166,875**	**(5,623,020)**	**(565,902)**	**(6,188,922)**
Additional indexation										
Realization by depreciation or write-off assets	(20,240)							(20,240)		(20,240)
Income tax and social contribution	6,882							6,882		6,882
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(729)							(729)		(729)
Income tax and social contribution	248							248		248
Fair value adjustments										
Accounts receivable		28						28		28
Foreign sales hedge										
Exchange rate				434,052				434,052	67,913	501,965
Transfer to result				704,192				704,192	31,201	735,393
Income tax and social contribution				(375,109)				(375,109)	(29,734)	(404,843)
Fair value of Cash flow hedge										
Change in fair value					55,294			55,294	(21,802)	33,492
Transfer to result					27,362			27,362	8,072	35,434
Income tax and social contribution					(29,751)			(29,751)	4,119	(25,632)
Fair value of cash flow hedge from jointly-controlled (RPR)					(2,370)			(2,370)		(2,370)
Actuarial loss with post-employment benefits, net of taxes						(41)		(41)		(41)
ILP PLan fair value										
Change in fair value		7,514						7,514	84	7,598
Income tax and social contribution		(1,976)						(1,976)		(1,976)
Foreign currency translation adjustment							(190,549)	(190,549)	(9,201)	(199,750)
Effect of CPC 42 / IAS 29 - hyperinflation							(1,618)	(1,618)		(1,618)
On June 30, 2019	**137,375**	**11,523**	**(9,469)**	**(6,863,380)**	**(206,973)**	**(53,615)**	**1,974,708**	**(5,009,831)**	**(515,250)**	**(5,525,081)**

All amounts in thousands, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Equity valuation adjustments	Other comprehensive income								
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**
Additional indexation										
Realization by depreciation or write-off assets	(20,031)							(20,031)		(20,031)
Income tax and social contribution	6,811							6,811		6,811
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(576)							(576)		(576)
Income tax and social contribution	196							196		196
Fair value adjustments										
Accounts receivable		89						89		89
Foreign sales hedge										
Exchange rate				(10,043,449)				(10,043,449)	(565,619)	(10,609,068)
Transfer to result				1,139,479				1,139,479	53,592	1,193,071
Income tax and social contribution				2,965,907				2,965,907	153,608	3,119,515
Fair value of Cash flow hedge										
Change in fair value					(1,224,440)			(1,224,440)	7,612	(1,216,828)
Transfer to result					(139,457)			(139,457)	(46,487)	(185,944)
Income tax and social contribution					459,060			459,060	11,663	470,723
Fair value of cash flow hedge from jointly-controlled (RPR)					1,861			1,861		1,861
ILP PLan fair value										
Change in fair value		6,156						6,156	(432)	5,724
Income tax and social contribution		(2,220)						(2,220)		(2,220)
Foreign currency translation adjustment							4,693,522	4,693,522	(200,765)	4,492,757
Effect of CPC 42 / IAS 29 - hyperinflation							2,942	2,942		2,942
On June 30, 2020	**110,014**	**23,570**	**(9,469)**	**(12,831,129)**	**(1,121,565)**	**(163,066)**	**7,079,956**	**(6,911,689)**	**(1,112,258)**	**(8,023,947)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands, except as otherwise stated

27 Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted
	Jun/2020	Jun/2019
Profit (loss) for the period attributed to Company's shareholders	(6,124,978)	1,012,137
Distribution of priority dividends attributable to:		
Preferred shares class "A"		208,453
Preferred shares class "B"		303
		208,756
Distribution of 6% of unit price of common shares		273,837
Distribution of excess profits, by class:		
Common shares		300,670
Preferred shares class "A"		228,874
		529,544
Reconciliation of income available for distribution, by class (numerator):		
Common shares	(3,475,488)	574,507
Preferred shares class "A"	(2,645,641)	437,327
Preferred shares class "B"	(3,849)	303
	(6,124,978)	1,012,137
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,823,073	343,817,203
Preferred shares class "B"	500,230	500,230
	795,991,955	795,986,085
Profit per share (in R$)		
Common shares	(7.6948)	1.2720
Preferred shares class "A"	(7.6948)	1.2720
Preferred shares class "B"	(7.6948)	0.6057

		Jun/2019
		Preferred shares
		Class "A"
	Outstanding shares	Weighted average
Amount at beginning of period	**343,814,914**	**343,814,914**
Incentive long term plan payments with treasury shares	8,159	2,289
Amount at the end of period	**343,823,073**	**343,817,203**

All amounts in thousands, except as otherwise stated

28 Net revenues

	Consolidated		Parent company	
	Jun/2020	Jun/2019	Jun/2020	Jun/2019
Sales revenue				
Domestic market				
Revenue	16,820,294	19,462,816	16,737,778	19,373,342
Rebates	(61,928)	(19,642)	(61,928)	(19,641)
	16,758,366	19,443,174	16,675,850	19,353,701
Foreign market				
Revenue	11,538,828	11,955,187	3,927,818	4,785,108
Rebates	(14,819)	(18,072)	(2,480)	1,405
	11,524,009	11,937,115	3,925,338	4,786,513
	28,282,375	31,380,289	20,601,188	24,140,214
Sales and services deductions				
Taxes				
Domestic market	(4,310,116)	(4,932,562)	(4,303,599)	(4,926,305)
Foreign market	(18,269)	(14,181)		
Sales returns				
Domestic market	(73,156)	(69,259)	(73,156)	(69,259)
Foreign market	(67,821)	(49,031)	(38,035)	(7,260)
	(4,469,362)	(5,065,033)	(4,414,790)	(5,002,824)
Net sales and services revenue	**23,813,013**	**26,315,256**	**16,186,398**	**19,137,390**

29 Other income (expenses), net

		Consolidated
	Jun/2020	Jun/2019 Restated
Other income		
PIS and COFINS credits - exclusion of ICMS from the calculation basis	9,732	1,850,965
Fine on supply contract of raw material, net	161,443	200,322
Tax Credits recovery	54,007	370
Fixed assets disposal results	22,476	7,057
Insurance premium refund	31,050	2,249
Other	53,111	28,859
	331,819	**2,089,822**
Other expenses		
Reversal of provision for damages - Alagoas	(1,581,168)	
Leniency agreement		(409,876)
Allowance for judicial claims, net of reversals	(50,648)	4,972
Other	(106,179)	(117,598)
	(1,737,995)	**(522,502)**

All amounts in thousands, except as otherwise stated

30 Financial results

	Consolidated		Parent company	
	Jun/2020	Jun/2019	Jun/2020	Jun/2019
Financial income				
Interest income	265,357	418,277	186,338	339,998
Other	70,767	33,661	19,835	20,968
	336,124	**451,938**	**206,173**	**360,966**
Financial expenses				
Interest expenses	(1,499,479)	(1,068,514)	(1,561,503)	(997,880)
Monetary variations on fiscal debts	(55,490)	(96,352)	(55,490)	(96,344)
Discounts granted	(37,981)	(54,337)	(37,610)	(54,348)
Loans transaction costs - amortization	(79,872)	(72,732)	(3,148)	(11,473)
Adjustment to present value - appropriation	(108,888)	(235,355)	(99,110)	(233,947)
Interest expense on leases	(78,185)	(51,840)	(53,118)	(33,902)
Other	(639,060)	(216,416)	(532,909)	(122,569)
	(2,498,955)	**(1,795,546)**	**(2,342,888)**	**(1,550,463)**
Exchange rate variations, net				
On financial assets	308,125	(93,745)	430,802	(22,308)
On financial liabilities	(6,823,039)	(404,303)	(4,887,871)	(471,555)
	(6,514,914)	**(498,048)**	**(4,457,069)**	**(493,863)**
Total	**(8,677,745)**	**(1,841,656)**	**(6,593,784)**	**(1,683,360)**

31 Expenses by nature and function

	Consolidated		Parent company	
	Jun/2020	Jun/2019 Restated	Jun/2020	Jun/2019 Restated
Classification by nature:				
Raw materials other inputs	(16,662,748)	(18,711,998)	(12,345,150)	(14,779,264)
Personnel expenses	(1,472,953)	(1,306,191)	(986,957)	(953,953)
Outsourced services	(934,182)	(1,383,085)	(505,067)	(954,171)
Depreciation, amortization and depletion	(1,942,852)	(1,731,028)	(1,181,500)	(1,123,187)
Freights	(1,070,318)	(1,290,887)	(643,633)	(866,146)
Costs of idle industrial plants	(245,531)	(100,194)	(240,503)	(92,931)
Provision - geological event in Alagoas	(1,581,168)		(1,581,168)	
PIS and COFINS credits - exclusion of ICMS from the calculation basis	9,732	1,850,965	9,732	1,850,965
Leniency agreement		(409,876)		(409,876)
Other general and administrative expenses	(509,474)	(274,511)	(411,056)	(298,560)
Total	**(24,409,494)**	**(23,356,805)**	**(17,885,302)**	**(17,627,123)**
Classification by function:				
Cost of products sold	(21,106,830)	(22,963,604)	(15,174,844)	(17,739,548)
Selling and distribution	(887,497)	(892,033)	(475,434)	(508,724)
(Loss) reversals for impairment of trade accounts receivable	(11,176)	(638)	(11,620)	1,494
General and administrative	(888,307)	(956,981)	(579,479)	(703,747)
Research and development	(109,508)	(110,869)	(61,085)	(63,223)
Other income	331,819	2,089,822	142,121	1,869,779
Other expenses	(1,737,995)	(522,502)	(1,724,961)	(483,154)
Total	**(24,409,494)**	**(23,356,805)**	**(17,885,302)**	**(17,627,123)**

All amounts in thousands, except as otherwise stated

32 Segment information

The Company made changes to its organizational structure with a view to capturing synergies in all regions to further improve the integration of its operations. As a result of these changes, the Management revised the structure of its internal reporting with a focus on its operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led it to adopt a new structure for reporting segments by region, as of 2020.

							Jun/2020
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	16,476,165	(14,491,182)	1,984,983	(740,642)		(1,577,307)	(332,966)
USA and Europe	6,034,716	(5,355,413)	679,303	(322,152)		18,140	375,291
Mexico	1,784,477	(1,373,166)	411,311	(201,336)		154,802	364,777
Total	**24,295,358**	**(21,219,761)**	**3,075,597**	**(1,264,130)**		**(1,404,365)**	**407,102**
Other segments	143,468	(90,880)	52,588	(22,707)		5,918	35,799
Corporate unit				(682,053)	(22,207)	19,018	(685,242)
Braskem consolidated before eliminations and reclassifications	**24,438,826**	**(21,310,641)**	**3,128,185**	**(1,968,890)**	**(22,207)**	**(1,379,429)**	**(242,341)**
Eliminations and reclassifications	(625,813)	203,811	(422,002)	72,402		(26,747)	(376,347)
Total	**23,813,013**	**(21,106,830)**	**2,706,183**	**(1,896,488)**	**(22,207)**	**(1,406,176)**	**(618,688)**

For the purpose of comparability, the Company is restating the period ended June 30, 2019, as follows:

							Jun/2019
					Operating expenses		
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	19,291,757	(17,061,535)	2,230,222	(1,301,360)		27,712	956,574
USA and Europe	5,603,208	(4,581,022)	1,022,186	(414,269)		(29,728)	578,189
Mexico	1,577,822	(1,327,166)	250,656	(167,228)		192,168	275,596
Total	**26,472,787**	**(22,969,723)**	**3,503,064**	**(1,882,857)**		**190,152**	**1,810,359**
Other segments	147,899	(91,126)	56,773	(21,015)		(435)	35,323
Corporate unit				(63,687)	(455)	1,368,134	1,303,992
Braskem consolidated before eliminations and reclassifications	**26,620,686**	**(23,060,849)**	**3,559,837**	**(1,967,559)**	**(455)**	**1,557,851**	**3,149,674**
Eliminations and reclassifications	(305,430)	97,245	(208,185)	7,038		9,469	(191,678)
Total	**26,315,256**	**(22,963,604)**	**3,351,652**	**(1,960,521)**	**(455)**	**1,567,320**	**2,957,996**

33 Subsequent events

(a) In July, the subsidiary Braskem Holanda Finance issued US$600 million in a hybrid debt instrument with 50% equity treatment by the credit rating agencies. The instrument due in 2081 and with coupon of 8.5% per annum is guaranteed by Braskem. The proceeds will be used mainly for debt prepayments and general business purposes. In addition, the Company prepaid, in late July, a stand-by credit facility, in the amount of US$1 billion, equivalent to R$5.5 billion.

(b) In July, Standard & Poor's Ratings Group, a division of McGraw Hill, Inc., or Standard & Poor's, and Fitch Ratings Ltd., or Fitch, downgraded the Company's corporate credit rating on a global scale from BBB- to BB+, with a stable outlook.

As a result, Braskem provided Braskem Idesa with a letter of credit in the amount of up to US$208 million (equivalent to R$1.1 billion based on the exchange rate on June 30, 2020) to cover any liabilities under the equity support agreement signed between Braskem Idesa and its shareholders, which will no longer exist when Braskem Idesa reaches certain contractual levels stipulated in the Project Finance agreements.

(c) On July 29, a lawsuit of the Company in joinder with merged companies involving the exclusion of ICMS tax from the PIS/COFINS tax base were certified as final and unappealable, which represents the approximate amount of R$190,000 to be recognized in the third quarter in the line federal tax credits presented in Note 8.